AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CHECK POINT SOFTWARE TECHNOLOGIES LTD.,

CHECK POINT SOFTWARE TECHNOLOGIES, INC.,

ZANZIBAR ACQUISITION, L.L.C.

AND

ZONE LABS, INC.

DATED AS OF DECEMBER 15, 2003

i

Exhibit A	List of Company Shareholders Executing Shareholder Support Agreements
Exhibit B	Form of Shareholder Support Agreement
Exhibit C	List of Individuals Executing Employment Agreements
Exhibit D	List of Individuals Executing Non-Competition Agreements
Exhibit E	Form of Non-Competition Agreement
Exhibit F	Company Operating Plan
Exhibit G	Form of Escrow Agreement
Exhibit H	Form of Opinion of Gray Cary Ware & Freidenrich LLP
Exhibit I	Form of Primary Securityholder Agreement
Exhibit J	Form of Securityholder Agreement
Exhibit K	List of Individuals Executing Securityholder Agreements
Exhibit L	Form of Opinion of Naschitz, Brandes & Co.
Exhibit M	Form of Opinion of Latham & Watkins LLP
Exhibit N	List of Company Business Employees to Remain in the Employ of the Surviving Company
Exhibit O	List of Company Persons with Knowledge and Buyer Persons with Knowledge

                THIS AGREEMENT AND PLAN OF MERGER, dated as of December 15, 2003 (this “Agreement”), is made by and among Check Point Software Technologies Ltd., an Israeli company (“Buyer”), Check Point Software Technologies, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Parent”), Zanzibar Acquisition, L.L.C., a California limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Zone Labs, Inc., a California corporation (the “Company”).

                WHEREAS, each of the boards of directors of Buyer, Parent and the Company, and Parent, as the sole member of Merger Sub, has approved and declared advisable the merger of the Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Beverly-Killea Limited Liability Company Act of the State of California (the “CLLCA”) and the General Corporation Law of the State of California (the “CGCL”);

                WHEREAS, each of the boards of directors of Buyer, Parent and the Company, and Parent, as the sole member of Merger Sub, has determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders and shareholders, as the case may be, and the board of directors of the Company has recommended that the Shareholders (as defined herein) approve the Merger;

                WHEREAS, each of the boards of directors of Buyer, Parent and the Company, and Parent, as the sole member of Merger Sub, intends, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Treasury Regulations”);

                WHEREAS, contemporaneously herewith, as a condition and an inducement to Buyer, Parent and Merger Sub’s willingness to enter into this Agreement, each of the shareholders of the Company set forth on Exhibit A hereto has entered into a Shareholder Support Agreement with Buyer, Parent and Merger Sub, in the form attached hereto as Exhibit B (collectively, the “Shareholder Support Agreements”); and

                WHEREAS, contemporaneously herewith, as a condition and an inducement to Buyer, Parent and Merger Sub’s willingness to enter into this Agreement, each of the individuals set forth on Exhibit C hereto has entered into an Employment Agreement with Buyer, Parent and Merger Sub, each to become effective at the Effective Time (as defined herein) (collectively, the “Employment Agreements”);

                WHEREAS, contemporaneously herewith, as a condition and an inducement to Buyer, Parent and Merger Sub’s willingness to enter into this Agreement, each of the individuals set forth on Exhibit D hereto has entered into a Non-Competition Agreement with Buyer, each to become effective at the Effective Time (as defined herein) and substantially in the form attached hereto as Exhibit E (collectively, the “Non-Competition Agreements”);

                      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1.
Definitions

                Section 1.1 Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

                        “401(k) Plan” shall have the meaning set forth in Section 6.11.3 of this Agreement.

                        “Accounts Receivable” shall have the meaning set forth in Section 4.6.2 of this Agreement.

                        “Acquisition Proposal” shall have the meaning set forth in Section 6.5 of this Agreement.

                        “Affiliate” shall mean any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified.

                        “Aggregate Outstanding Claims” shall have the meaning set forth in Section 2.7.2.1 of this Agreement.

                        “Agreement” shall have the meaning set forth in the Preamble to this Agreement.

                        “Ancillary Agreements” shall mean the Shareholder Support Agreements, the Employment Agreements, the Non-Competition Agreements, the Escrow Agreement, the Primary Securityholder Agreements and the Securityholder Agreements.

                        “Applicable Law” shall mean any Law applicable to the Company, any of the Shareholders, Buyer, Parent or Merger Sub or any of their respective Affiliates, properties, assets, officers, directors, employees or agents, as the case may be.

                        “Assumed Options” shall mean all Company Options that are outstanding and unexercised immediately prior to the Effective Time and that are assumed by Buyer pursuant to Section 2.6.7 of this Agreement.

                        “Assumed Options Value” shall mean the dollar amount obtained by multiplying (x) the aggregate number of Buyer Ordinary Shares issuable upon the exercise of Assumed Options by (y) the Initial Measurement Price.

                        “Audited Company Financial Statements” shall have the meaning set forth in Section 4.6.1 of this Agreement.

                        “Benefit Arrangement” shall mean any employment, consulting, severance or other similar contract, arrangement or policy (written or oral) and each plan, arrangement, program, agreement or commitment (written or oral) providing for insurance coverage (including, without limitation, any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health or accident benefits (including, without limitation, any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (a) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (b) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate may incur any liability, and (c) covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such any entity).

                        “Benefit Plan Enrollment Date” shall have the meaning set forth in Section 6.11.1 of this Agreement.

                        “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the United States or Israel.

                        “Buyer” shall have the meaning set forth in the Preamble to this Agreement.

                        “Buyer Benefit Plan” shall have the meaning set forth in Section 6.11.1 of this Agreement.

                        “Buyer Cure Period” shall have the meaning set forth in Section 9.1.7 of this Agreement.

                        “Buyer Indemnitees” shall have the meaning set forth in Section 10.2.1 of this Agreement.

                        “Buyer Material Adverse Effect” shall mean a material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of Buyer and its Subsidiaries, taken as a whole, or on the ability of Buyer, Parent or Merger Sub to complete the Closing pursuant to the terms hereof or comply with its obligations hereunder; provided, however, that a Buyer Material Adverse Effect shall not be deemed to have occurred if such effect is attributable to (i) changes in general U.S. or world economic or capital market conditions or changes generally affecting the industry in which the Buyer and its Subsidiaries operate (provided that such changes do not have a disproportionate adverse impact on the Buyer and its Subsidiaries, taken as a whole) or (ii) any adverse change, effect, event or occurrence (x) in Buyer’s relationship with any of its key employees, partners, suppliers or customers, or any failure to keep intact or renew any agreements with any of its customers, in each case proximately caused by the announcement or pendency of the Merger, or (y) resulting from any announcement or action by any competitor of Buyer with respect to the development, availability, marketing or sale of any competitive product or technology or any strategic partnerships or alliances regarding any of such matters of which Buyer did not have Knowledge or control prior to the execution of this Agreement.

                        “Buyer Ordinary Shares” shall mean the ordinary shares of Buyer, NIS 0.01 nominal value.

                        “Buyer SEC Filings” shall have the meaning set forth in Section 5.6 of this Agreement.

                        “California Permit” shall have the meaning set forth in Section 4.27.1 of this Agreement.

                        “Cash Consideration” shall mean the aggregate cash consideration payable at Closing pursuant to Article 2 of this Agreement, including, without limitation, amounts payable pursuant to Section 2.6.10 of this Agreement.

                        “Cash Equivalents” shall mean investment securities with original maturities of ninety (90) days or less.

                        “CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.

                        “Certificate of Merger” shall have the meaning set forth in Section 2.2 of this Agreement.

                        “Certificates” shall have the meaning set forth in Section 2.8.1 of this Agreement.

                        “CGCL” shall have the meaning set forth in the Recitals to this Agreement.

                        “CLLCA” shall have the meaning set forth in the Recitals to this Agreement.

                        “Closing” shall have the meaning set forth in Section 2.1.2 of this Agreement.

                        “Closing Consideration Exhibit” shall mean the exhibit prepared and delivered by the Company to Buyer at Closing that sets forth each Shareholder’s allocation of Transaction Consideration and each Escrow Participant’s allocation and Pro Rata Share of Escrow Consideration.

                        “Closing Date” shall have the meaning set forth in Section 2.1.2 of this Agreement.

                        “Closing Date Price” shall mean the closing price for Buyer Ordinary Shares on the NASDAQ National Market on the Closing Date as reported in The Wall Street Journal.

                        “Closing Measurement Price” shall mean the average of the closing prices for Buyer Ordinary Shares on the NASDAQ National Market as reported in The Wall Street Journal for the five (5) consecutive Trading Days ending on the second (2nd) Trading Day prior to the Closing Date.

                        “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

                        “Code” shall have the meaning set forth in the Recitals to this Agreement.

                        “Commissioner” shall have the meaning set forth in Section 6.6 of this Agreement.

                        “Common Stock” shall mean the common stock, no par value per share, of the Company.

                        “Company” shall have the meaning set forth in the Preamble to this Agreement.

                        “Company Assets” shall have the meaning set forth in Section 4.19 of this Agreement.

                        “Company Business” shall mean the business and operations of the Company or any of its Subsidiaries in the manner in which the same have been conducted prior to the date hereof, are currently being conducted and are currently proposed to be conducted, whether conducted by the Company or any of its Subsidiaries.

                        “Company Business Employee” shall mean any current or former employee of the Company or any of its Subsidiaries.

                        “Company Business Independent Contractor” shall mean any current or former independent contractor of the Company or any of its Subsidiaries.

                        “Company Cure Period ”shall have the meaning set forth in Section 9.1.3 of this Agreement.

                        “Company Disclosure Schedule” shall have the meaning set forth in the introduction to Article 4 of this Agreement.

                        “Company Dissenting Shares” shall have the meaning set forth in Section 2.11 of this Agreement.

                        “Company Free Cash” shall mean, as of the Closing Date, (x) the cash, Cash Equivalents and Short-Term Investments held by the Company, minus (y) any other cash liabilities of the Company triggered as a result of the transactions contemplated by this Agreement and the Ancillary Agreements, in each case incurred (but not paid in the ordinary course of business prior to the Closing Date) by the Company or any of its Subsidiaries in connection with this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby, which cash liabilities would not arise other than as a result of the transactions contemplated by this Agreement and the Ancillary Agreements.

                        “Company Free Cash Shortfall” shall mean the dollar amount, if any, obtained by subtracting (x) the Company Free Cash from (y) the sum of (i) Fifteen Million Dollars ($15,000,000) and (ii) the aggregate exercise prices of all Company Options and Company Warrants exercised between the date of the Interim Period Unaudited Company Balance Sheet and the Closing Date.

                        “Company Inbound License Agreement” shall have the meaning set forth in Section 4.8.6.1 of this Agreement.

                        “Company Insurance Policies” shall have the meaning set forth in Section 4.16 of this Agreement.

                        “Company Material Adverse Effect” shall mean a material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to complete the Closing pursuant to the terms hereof or comply with its obligations hereunder or adversely affect Buyer’s ability to conduct and operate the Company Business after the Closing; provided, however, that a Company Material Adverse Effect shall not be deemed to have occurred if such effect is attributable to (i) changes in general U.S. or world economic or capital market conditions or changes generally affecting the industry in which the Company and its Subsidiaries operate the Company Business (provided that such changes do not have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole) or (ii) any adverse change, effect, event or occurrence (x) in the Company’s relationship with any of its key employees, partners, suppliers or customers, or any failure to keep intact or renew any agreements with any of its customers (except as expressly provided in Section 8.3.5 of this Agreement), in each case proximately caused by the announcement or pendency of the Merger, or (y) resulting from any announcement or action by any competitor of the Company with respect to the development, availability, marketing or sale of any competitive product or technology or any strategic partnerships or alliances regarding any of such matters of which the Company did not have Knowledge or control prior to the execution of this Agreement.

                        “Company Operating Plan” shall mean the Company’s operating plan as approved by Buyer for the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, a true and correct copy of which is attached hereto as Exhibit F.

                        “Company Options” shall mean any and all options issued by the Company to purchase shares of Common Stock under any Company stock option plan or agreement.

                        “Company Outbound License Agreement” shall have the meaning set forth in Section 4.8.6.2 of this Agreement.

                        “Company Owned Copyrights” shall have the meaning set forth in Section 4.8.4.1 of this Agreement.

                        “Company Stock” shall mean the Preferred Stock and the Common Stock.

                        “Company Transaction Expenses” shall have the meaning set forth in Section 6.12 of this Agreement.

                        “Company Transaction Expenses List” shall have the meaning set forth in Section 6.12 of this Agreement.

                        “Company Warrants” shall mean any and all warrants issued by the Company to purchase shares of Common Stock.

                        “Content” shall have the meaning set forth in Section 4.8.7 of this Agreement.

                        “Contracts” shall mean all written or oral contracts, agreements, evidences of indebtedness, guarantees, leases and executory commitments to which the Company or any of its Subsidiaries is a party or by which any of the Company’s or any of its Subsidiaries’ properties or assets are bound, or otherwise related to the Company Business.

                        “Copyrights” shall have the meaning set forth in Section 4.8.1 of this Agreement.

                        “Court Order” shall mean any judgment, decision, consent decree, injunction, ruling or order of any federal, state or local court or Governmental Authority that is binding on any Person or its property under Applicable Law.

                        “Domain Names” shall have the meaning set forth in Section 4.8.1 of this Agreement.

                        “Effective Time” shall have the meaning set forth in Section 2.2 of this Agreement.

                        “Employee Plans” shall mean all Benefit Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

                        “Employment Agreements” shall have the meaning set forth in the Recitals to this Agreement.

                        “Encumbrance” shall mean any lien, pledge, mortgage, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction (other than a restriction on transferability imposed by federal or state securities Laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent).

                        “Environmental Laws” shall mean any and all federal, state, local and foreign statutes, laws, regulations, ordinances or rules in existence on the Closing Date relating to occupational safety and health; the effect of the environment or Substances on human health; or emissions, discharges or releases of Substances into the environment, including, without limitation, ambient air, surface water, groundwater or land; or otherwise relating to the handling of Substances or the investigation, clean-up or other remediation or analysis thereof.

                        “Environmental Permit” shall mean any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

                        “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

                        “ERISA Affiliate” shall mean any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, or otherwise required to be aggregated with, the Company as set forth in Section 414(b), (c), (m) or (o) of the Code.

                        “Escrow Account” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Agent” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Agreement” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Cash” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Consideration” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Participant Representative” shall have the meaning set forth in Section 2.7.3.1 of this Agreement.

                        “Escrow Participant” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Escrow Shares” shall have the meaning set forth in Section 2.7.1.1 of this Agreement.

                        “Excess Company Transaction Expenses” shall have the meaning set forth in Section 6.12 of this Agreement.

                        “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

                        “Exchange Ratio” shall equal the Initial Exchange Ratio, as the same may be adjusted pursuant to Section 2.6.9 of this Agreement.

                        “Excludable Patent Counterclaim Losses” shall mean (i) any Losses incurred by any Buyer Indemnitee if and to the extent that such Losses resulted from a claim or counterclaim filed against Buyer following a written or filed claim by Buyer alleging third-party infringement of one or more of the Company’s Patents or (ii) any Losses incurred by any Buyer Indemnitee if and to the extent that such Losses resulted from a claim or counterclaim filed against Buyer following a written or filed claim by Buyer alleging third-party infringement of one or more of Buyer’s Patents, but not alleging infringement of any of the Company’s Patents; provided, however, that the first Five Million Dollars ($5,000,000) of any Losses described in this clause (ii) shall not constitute Excludable Patent Counterclaim Losses.

                        “Exon-Florio Act” shall mean the Exon-Florio Act of 1988, as amended.

                        “Expiration Date” shall mean the date that is eighteen (18) months after the Closing Date.

                        “Fairness Approval” shall have the meaning set forth in Section 6.6 of this Agreement.

                        “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

                        “Governmental Authority” shall mean any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other United States or foreign government authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof or any foreign jurisdiction, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority (including the NYSE and the NASD).

                        “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                        “Hazardous Materials” shall mean (i) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

                        “Holder” shall have the meaning set forth in Section 2.6 of this Agreement.

                        “Indemnification Notice” shall have the meaning set forth in Section 10.2.2.1 of this Agreement.

                        “Indemnified Party” shall have the meaning set forth in Section 10.4.1 of this Agreement.

                        “Initial Exchange Ratio” shall mean 0.453.

                        “Initial Measurement Price” shall equal $17.28.

                        “Intellectual Property” shall mean, collectively, Trademarks, Patents, Copyrights, Domain Names and Trade Secrets, as those terms are defined in Section 4.8 of this Agreement.

                        “Interim Period Unaudited Company Balance Sheet” shall have the meaning set forth in Section 4.6.1 of this Agreement.

                        “Interim Period Unaudited Company Financial Statements” shall have the meaning set forth in Section 4.6.1 of this Agreement.

                        “Investment Company Act” shall have the meaning set forth in Section 4.22 of this Agreement.

                        “Knowledge” of (i) the Company shall mean the actual knowledge after reasonable inquiry of any of the individuals set forth on Exhibit O-1 to this Agreement and (ii) Buyer shall mean the actual knowledge after reasonable inquiry of any of the individuals set forth on Exhibit O-2 to this Agreement.

                        “Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guideline or other requirement or arbitration award or finding (including those of the NASD, NYSE or any other self-regulatory organization).

                        “Losses” shall have the meaning set forth in Section 10.2.1 of this Agreement.

                        “Merger” shall have the meaning set forth in the Preamble to this Agreement.

                        “Merger Sub” shall have the meaning set forth in the Preamble to this Agreement.

                        “Multiemployer Plan” shall mean any “multiemployer plan,” as defined in Section 4001(a)(3) or 3(37) of ERISA, which (a) the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, after September 25, 1980, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability and (b) covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with any such entity).

                        “NIS” shall mean New Israeli Shekels.

                        “Non-Competition Agreements” shall have the meaning set forth in the Recitals to this Agreement.

                        “Non-Disclosure Agreement” shall mean that certain Non-Disclosure Agreement, dated as of November 14, 2003, by and between Buyer and the Company, as the same may be amended from time to time by the parties.

                        “Optionholders” shall mean the Holders of Company Options.

                        “Outside Date” shall have the meaning set forth in Section 9.1.2 of this Agreement.

                        “Parent” shall have the meaning set forth in the Preamble to this Agreement.

                        “Patents” shall have the meaning set forth in Section 4.8.1 of this Agreement.

                        “Pension Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which (a) the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, within the five (5) years prior to the Closing Date, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability (including, without limitation, any contingent liability) and (b) covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with any such entity).

                        “Permit Application” shall have the meaning set forth in Section 4.27.1 of this Agreement.

                        “Permits” shall have the meaning set forth in Section 4.13.1 of this Agreement.

                        “Permitted Encumbrances” shall mean (a) Encumbrances for current Taxes not yet due and payable; (b) purchase money security interests and (c) liens imposed by Law, such as mechanics’ liens.

                        “Person” shall mean any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust or other business entity.

                        “Personal Element” shall mean a natural person’s full name (or last name if associated with an address), telephone number, e-mail address, Unique Identifying Number, photograph, or any other information, alone or in combination, that allows the identification of a natural person.

                        “Pipeline” shall have the meaning set forth in Section 4.6.3 of this Agreement.

                        “Preferred Stock” shall mean the preferred stock, no par value per share, of the Company.

                        “Primary Securityholder Agreements” shall have the meaning set forth in Section 3.1.1.7 of this Agreement.

                        “Privacy Policies” shall have the meaning set forth in Section 4.8.15.1 of this Agreement.

                        “Proceedings” shall have the meaning set forth in Section 4.12 of this Agreement.

                        “Pro Rata Share” shall mean, with respect to any Escrow Participant, the percentage of the aggregate Escrow Consideration attributable to such Escrow Participant.

                        “Qualified Partnership” shall have the meaning set forth in Section 5.9.10 of this Agreement.

                        “Qualified Subsidiary” shall have the meaning set forth in Section 5.9.10 of this Agreement.

                        “Registration Statement” shall have the meaning set forth in Section 6.6 of this Agreement.

                        “Resolved Claim Notice” shall have the meaning set forth in Section 10.2.2.1 of this Agreement.

                        “Retained Company Employee” shall have the meaning set forth in Section 6.11.1 of this Agreement.

                        “Retained Escrow Consideration” shall have the meaning set forth in Section 2.7.2.1 of this Agreement.

                        “Scheduled Contracts” shall have the meaning set forth in Section 4.7 of this Agreement.

                        “SEC” shall mean the United States Securities and Exchange Commission, and any successor thereto.

                        “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

                        “Securityholder Agreements” shall have the meaning set forth in Section 3.1.1.8 of this Agreement.

                        “Series A Preferred Stock” shall mean the Series A Preferred Stock, no par value per share, of the Company.

                        “Series B Preferred Stock” shall mean the Series B Preferred Stock, no par value per share, of the Company.

                        “Series C Preferred Stock” shall mean the Series C Preferred Stock, no par value per share, of the Company.

                        “Shareholder Consent” shall have the meaning set forth in Section 4.26 of this Agreement.

                        “Shareholder Support Agreements” shall have the meaning set forth in the Recitals to this Agreement.

                        “Shareholders” shall mean the holders of shares of Company Stock as of immediately prior to the Effective Time.

                        “Short-Term Investments” shall mean investment securities with original maturities of one (1) year or less, excluding Cash Equivalents.

                        “Software” shall mean individually each, and collectively all, of the computer programs, including interfaces and any embedded software programs or applications, owned or licensed by the Company or otherwise included as an asset of the Company under this Agreement, including as to each program, the processes and routines used in the processing of data, the object code, source code (as to third-party source code, when rights to the source code may be obtained), tapes, disks, and all improvements, modifications, enhancements, versions and releases relating thereto.

                        “Stock Consideration” shall mean the Buyer Ordinary Shares issuable at Closing pursuant to Article 2 of this Agreement.

                        “Subsidiary” of a Person shall mean any other Person more than 50% of the voting stock (or of any other form of other voting or controlling equity interest in the case of a Person that is not a corporation) of which is beneficially owned by the Person directly or indirectly through one or more other Persons.

                        “Substances” shall mean any “hazardous substance,” “hazardous waste,” “pollutant,” “contaminant” or “toxic substance,” as defined by CERCLA, the Resources Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., or the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., and regulations promulgated thereunder, or any analogous state and local Laws and regulations; petroleum and petroleum products; polychlorinated biphenyls or asbestos.

                        “Surviving Company” shall have the meaning set forth in Section 2.1.1 of this Agreement.

                        “Takeover Statute” shall mean any “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States.

                        “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

                        “Tax Benefit” shall mean, with respect to any event or adjustment for any Person, the excess, if any, of the Tax liability of such Person without regard to such event or adjustment over the Tax liability of such Person taking into account such event or adjustment, with all other circumstances remaining unchanged.

                        “Tax Contest” shall mean any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

                        “Tax Cost” shall mean, with respect to any event or adjustment for any Person, the excess, if any, of the Tax liability of such Person taking such event or adjustment into account over the Tax liability of such Person without regard to such event or adjustment, with all other circumstances remaining unchanged.

                        “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                        “Third-Party Claim” shall have the meaning set forth in Section 10.4.1 of this Agreement.

                        “Threshold Amount” shall have the meaning set forth in Section 10.6.1 of this Agreement.

                        “Trademarks” shall have the meaning set forth in Section 4.8.1 of this Agreement.

                        “Trade Secrets” shall have the meaning set forth in Section 4.8.5.1 of this Agreement.

                        “Trading Day” shall mean any day on which the NASDAQ National Market is open and available for at least five (5) hours for the trading of securities.

                        “Transaction Consideration” shall mean Two Hundred Fifty-Five Million Dollars ($255,000,000) minus the Assumed Options Value.

                        “Transfer Taxes” shall have the meaning set forth in Section 7.6 of this Agreement.

                        “Transmittal Letter” shall have the meaning set forth in Section 2.8.1 of this Agreement.

                        “Treasury Regulations” shall have the meaning set forth in the Recitals to this Agreement.

                        “Unique Identifying Number” shall mean an identifier uniquely associated with a person such as a social security number, driver’s license number, passport number or customer number, but excluding an identifier which is randomly or otherwise assigned so that it cannot reasonably be used to identify the person.

                        “User Data” shall mean, to the extent collected or acquired by or on behalf of the Company: (w) all data related to impression and “click through” activity of users, including user identification and associated activities at a web site as well as pings and activity related to closed loop reporting and all other data associated with a user’s behavior on the Internet, including without limitation all e-mail lists or other user information acquired by the Company directly or indirectly from a third party that collected such information, (x) all data that contains a Personal Element, (y) known, assumed or inferred information or attributes about a user or identifier, and (z) all derivatives and aggregations of (w), (x) and (y), including user profiles.

                        “Welfare Plan” shall mean any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, which (a) the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability and (b) covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with any such entity).

ARTICLE 2.
The Merger

                Section 2.1    The Merger

                        Section 2.1.1    Merger of the Company into Merger Sub.  Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CLLCA and the CGCL, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company of the Merger (the “Surviving Company”).

                        Section 2.1.2    Closing.  Unless this Agreement shall have been terminated pursuant to Section 9.1 of this Agreement, and subject to the satisfaction (or, to the extent permitted by this Agreement, the waiver) of each of the conditions set forth in Article 8 of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 505 Montgomery Street, Suite 1900, San Francisco, California 94111, at 2:00 p.m., Pacific Standard Time, on a day (to be selected by Buyer in its sole discretion) following the satisfaction (or, to the extent permitted by this Agreement, the waiver) of each of the conditions set forth in Article 8 of this Agreement (but in any event, within five (5) Business Days after the satisfaction or waiver of each of the conditions set forth in Article 8 of this Agreement), or at such other date, time and place as Buyer and the Company shall mutually agree in writing (the exact date on which the Closing takes place, the “Closing Date”).

                Section 2.2    Effective Time.  Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of California, in such form as required by, and executed in accordance with the relevant provisions of, the CLLCA (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

                Section 2.3    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the CLLCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

                Section 2.4     Limited Liability Company Agreement of the Surviving Company.  At the Effective Time, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall become the limited liability company agreement of the Surviving Company.

                Section 2.5     Managers and Officers of the Surviving Company.  The managers of Merger Sub immediately prior to the Effective Time shall be the initial managers of the Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

                Section 2.6    Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Parent, Merger Sub, the Company or the holders of any of the following securities (each, a “Holder”):

                        Section 2.6.1    Membership Interests of Merger Sub.  Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for a newly and validly issued, fully paid and nonassessable membership interest of the Surviving Company such that immediately following the Effective Time, Parent will be the sole and exclusive owner of the membership interests of the Surviving Company.

                        Section 2.6.2    Shares of Series A Preferred Stock.  Subject to Section 2.6.8 of this Agreement, each share of Series A Preferred Stock outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred Stock held in the treasury of the Company immediately prior to the Effective Time, which shares shall be cancelled and extinguished without any payment being made in respect thereof, or any Company Dissenting Shares) shall be converted into the right to receive $7.83 in the aggregate, without interest, in the form of Cash Consideration. All shares of Series A Preferred Stock converted pursuant to this Section 2.6.2 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist after the Effective Time.

                        Section 2.6.3    Shares of Series B Preferred Stock.  Subject to Section 2.6.8 of this Agreement, each share of Series B Preferred Stock outstanding immediately prior to the Effective Time (other than any shares of Series B Preferred Stock held in the treasury of the Company immediately prior to the Effective Time, which shares shall be cancelled and extinguished without any payment being made in respect thereof, or any Company Dissenting Shares) shall be converted into the right to receive $7.83 in the aggregate, without interest, in the form of Cash Consideration. All shares of Series B Preferred Stock converted pursuant to this Section 2.6.3 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist after the Effective Time.

                        Section 2.6.4    Shares of Series C Preferred Stock.  Subject to Section 2.6.8 of this Agreement, each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any shares of Series C Preferred Stock held in the treasury of the Company immediately prior to the Effective Time, which shares shall be cancelled and extinguished without any payment being made in respect thereof, or any Company Dissenting Shares) shall be converted into the right to receive $9.74 in the aggregate, without interest, in the form of Cash Consideration. All shares of Series C Preferred Stock converted pursuant to this Section 2.6.4 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist after the Effective Time.

                        Section 2.6.5    Shares of Common Stock.  Each share of Common Stock outstanding immediately prior to the Effective Time (other than any shares of Common Stock held in the treasury of the Company immediately prior to the Effective Time, which shares shall be cancelled and extinguished without any payment being made in respect thereof, or any Company Dissenting Shares) shall be converted into the right to receive a number of Buyer Ordinary Shares equal to the Exchange Ratio. All shares of Common Stock converted pursuant to this Section 2.6.5 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist after the Effective Time.

                        Section 2.6.6    Company Warrants.  The Company shall take all actions necessary to provide that, at the Effective Time, each Company Warrant that is outstanding, unexercised and unexpired immediately prior to the Effective Time, whether or not then exercisable, shall be canceled.

                        Section 2.6.7    Company Options.  The Company shall take all actions necessary, including obtaining any requisite consents of the Optionholders, to provide that, at the Effective Time, each of the Company’s stock option plans and each Company Option that is outstanding, unexercised and unexpired immediately prior to the Effective Time, whether or not then exercisable, shall be assumed by Buyer. Each Company Option so assumed by Buyer under this Agreement shall continue to have, and be subject to, the same terms and conditions as set forth in any stock option plan and/or agreement pursuant to which such Company Option was issued, in each case, as in effect immediately prior to the Effective Time, except that (i) each Company Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of Buyer Ordinary Shares equal to the product of (x) the number of shares of Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, rounded down to the nearest whole number of Buyer Ordinary Shares, and (ii) the per share exercise price for the Buyer Ordinary Shares issuable upon exercise of such Company Option assumed shall be equal to the quotient obtained by dividing (x) the exercise price per share of Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up to the nearest whole cent.  The conversion of any Company Options which are incentive stock options within the meaning of Section 422 of the Code into options to purchase Buyer Ordinary Shares shall be made so as not to constitute a “modification” of such Company Options within the meaning of Section 424 of the Code.

                        Section 2.6.8    Adjustments to Allocation of Transaction Consideration in the Event of Excess Cash Consideration.  In the event that, as of the Effective Time, the aggregate Cash Consideration exceeds fifty-five percent (55%) of the aggregate Transaction Consideration, then each share of Preferred Stock shall be converted into the right to receive a combination of Cash Consideration and Stock Consideration, with each share of Preferred Stock receiving a number of Buyer Ordinary Shares equal to the product of (x) a fraction, the numerator of which is the amount of Transaction Consideration to which such share of Preferred Stock is entitled as set forth in Sections 2.6.2, 2.6.3 or 2.6.4 of this Agreement, as applicable, and the denominator of which is the aggregate amount of Transaction Consideration to which all shares of Preferred Stock are entitled as set forth in Sections 2.6.2, 2.6.3 or 2.6.4 of this Agreement, as applicable, multiplied by (y) the aggregate amount of the Stock Consideration that must be issued to the Holders of Preferred Stock in lieu of Cash Consideration pursuant to this Section 2.6.8 such that the aggregate Stock Consideration represents forty-five percent (45%) of the aggregate Transaction Consideration. For the sole purpose of the foregoing calculations and to determine the number of Buyer Ordinary Shares to be issued to the Holders of Preferred Stock pursuant to this Section 2.6.8, (i) all Stock Consideration (including, solely for the purpose of the foregoing calculations, the Stock Consideration issuable to Holders of Common Stock) shall be valued at the Closing Date Price and (ii) each share of Company Stock that is eligible as of the opening of business on the Closing Date to constitute a Company Dissenting Share shall be deemed to be entitled to receive, in the case of Common Stock, $7.83, and in the case of Preferred Stock, the amounts specified in Sections 2.6.2, 2.6.3 or 2.6.4, as applicable, in the form of Cash Consideration.

                        Section 2.6.9    Adjustments to Exchange Ratio and Valuation of Stock Consideration Issuable to Holders of Common Stock Based on Closing Measurement Price.

                                Section 2.6.9.1  If the Closing Measurement Price is greater than 125% but less than 150% of the Initial Measurement Price, (i) the Exchange Ratio shall be adjusted to equal the product of (x) the Initial Exchange Ratio multiplied by (y) a fraction, the numerator of which is 125 and the denominator of which is the Closing Measurement Price expressed as a percentage of the Initial Measurement Price and (ii) Buyer shall issue a number of Buyer Ordinary Shares to each Holder of Common Stock in connection with the Merger equal to the product of (x) the number of Buyer Ordinary Shares that would have been issued to such Holder in connection with the Merger if such shares had been valued at the Initial Measurement Price multiplied by (y) a fraction, the numerator of which is 125 and the denominator of which is the Closing Measurement Price expressed as a percentage of the Initial Measurement Price. For example, if the Closing Measurement Price is 140% of the Initial Measurement Price, Buyer would issue to each Holder of Common Stock approximately 89.3% (i.e., 125% divided by 140%) as many Buyer Ordinary Shares in connection with the Merger as it would have issued to such Holder had the Closing Measurement Price been 125% of the Initial Measurement Price.

                                Section 2.6.9.2  If the Closing Measurement Price is less than 85% but more than 50% of the Initial Measurement Price, (i) the Exchange Ratio shall be adjusted to equal the product of (x) the Initial Exchange Ratio multiplied by (y) a fraction, the numerator of which is 85 and the denominator of which is the Closing Measurement Price expressed as a percentage of the Initial Measurement Price and (ii) Buyer shall issue a number of Buyer Ordinary Shares to each Holder of Common Stock in connection with the Merger equal to the product of (x) the number of Buyer Ordinary Shares that would have been issued to such Holder in connection with the Merger if such shares had been valued at the Initial Measurement Price multiplied by (y) a fraction, the numerator of which is 85 and the denominator of which is the Closing Measurement Price expressed as a percentage of the Initial Measurement Price. For example, if the Closing Measurement Price is 60% of the Initial Measurement Price, Buyer would issue to each Holder of Common Stock approximately 142.7% (i.e., 85% divided by 60%) as many Buyer Ordinary Shares in connection with the Merger as it would have issued to such Holder had the Closing Measurement Price been 85% of the Initial Measurement Price.

                        Section 2.6.10    No Fractional Buyer Ordinary Shares.  No certificates or scrip representing fractional Buyer Ordinary Shares shall be issued in connection with the Merger, but in lieu thereof each Holder who would otherwise be entitled to receive a fraction of a Buyer Ordinary Share shall receive from Buyer an amount of cash equal to the product of (i) the fraction of a Buyer Ordinary Share to which such holder would otherwise be entitled multiplied by (ii) the Closing Measurement Price.

                        Section 2.6.11    Restrictions on Shares of Company Stock.  If any shares of Company Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the Buyer Ordinary Shares issued in exchange for such shares will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such Buyer Ordinary Shares may accordingly be marked with appropriate legends. The Company shall not, by any action or inaction, prevent Buyer from enforcing any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement from and after the Effective Time.

                Section 2.7     Escrow.

                        Section 2.7.1     Escrow Consideration.

                                Section 2.7.1.1  At the Closing, to provide funds for the satisfaction of any claims for indemnification made by Buyer pursuant to Article 10 of this Agreement, Buyer shall deliver ten percent (10%) of the aggregate Transaction Consideration to which each Shareholder (each, an “Escrow Participant” and collectively, the “Escrow Participants”) is entitled pursuant to this Article 2, which shall consist of ten percent (10%) of the aggregate Cash Consideration to which each Shareholder is entitled pursuant to this Article 2 (collectively, the “Escrow Cash”) and ten percent (10%) of the aggregate Stock Consideration to which each Shareholder is entitled pursuant to this Article 2 (collectively, the “Escrow Shares” and, together with the Escrow Cash, the “Escrow Consideration”) to an escrow account (the “Escrow Account”) to be established by Buyer with U.S. Bank Trust National Association (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of an escrow agreement, substantially in the form attached hereto as Exhibit G (the “Escrow Agreement”).

                                Section 2.7.1.2  The certificates representing the Escrow Shares shall be issued in the names of the respective Escrow Participants at the Effective Time and such certificates and the Escrow Cash shall be retained in the Escrow Account until released pursuant to Section 2.7.2 below. The Escrow Shares and the Escrow Cash shall be separately accounted for by the Escrow Agent and shall be segregated into separate accounts within the Escrow Account. During the period in which the Escrow Shares are retained in the Escrow Account, they will be held for the benefit of the registered holders of the Escrow Shares, and such registered holders shall be entitled to vote the Escrow Shares and to receive the economic benefit of any dividends paid with respect to the Escrow Shares until it has been determined conclusively that Buyer is entitled to retain the Escrow Shares in respect of indemnification claims pursuant to Section 10.2.2 hereof (it being understood that any cash dividends paid on such shares, and any taxable non-cash dividends paid on such shares, shall be distributed currently to the applicable Escrow Participant and any tax-free non-cash dividends paid on such shares shall continue to be held in the Escrow Account for the benefit of the Escrow Participants). From and after the Closing Date, unless and until it is determined that Buyer is entitled to retain the Escrow Shares in respect of indemnification claims, the Escrow Shares shall appear as issued and outstanding on the balance sheet of Buyer. During the period in which the Escrow Cash is retained in the Escrow Account, the Escrow Cash shall be held for the benefit of the applicable Escrow Participants, and such Escrow Participants shall be the owners of the Escrow Cash for Tax purposes. All interest or other income earned from the investment of Escrow Cash shall be retained in the Escrow Account as additional Escrow Cash; provided, however, that at the request of the applicable Escrow Participants, the Escrow Agent shall from time to time distribute a portion of the interest or other income earned from the investment of Escrow Cash in an amount sufficient to enable the applicable Escrow Participants to discharge the Tax liability attributable to such interest or other income.

                        Section 2.7.2     Release of Escrow Consideration.

                                Section 2.7.2.1  Within five (5) Business Days following the Expiration Date, the Escrow Agent shall distribute to the Escrow Participants, at their respective addresses and in proportion to their respective Pro Rata Shares set forth on the Closing Consideration Exhibit, any Escrow Consideration deposited into the Escrow Account pursuant to this Section 2.7 less (i) the amount of Escrow Consideration offset prior to the Expiration Date pursuant to Section 10.2.2 hereof, and (ii) an amount of Escrow Consideration which the Escrow Agent shall retain equal to the aggregate amount of indemnification claims in U.S. Dollars made by Buyer pursuant to Section 10.2 hereof which shall be outstanding and unresolved (the “Aggregate Outstanding Claims“), or, in the event that the Aggregate Outstanding Claims exceed the remaining amount of Escrow Consideration, all remaining Escrow Consideration (such amount of retained Escrow Consideration, as well as any such amount of retained Escrow Consideration as it may be further reduced after the Expiration Date by distributions to the Escrow Participants and offsets by Buyer pursuant to Section 10.2.2 hereof, the ”Retained Escrow Consideration”).  For all purposes under this Agreement and the Escrow Agreement, the Escrow Shares shall be valued at the Closing Measurement Price.

                                Section 2.7.2.2  In the event and to the extent that after the Expiration Date any outstanding indemnification claim made by Buyer pursuant to Section 10.2 hereof is resolved against Buyer, the Escrow Agent shall deliver to the Escrow Participants, at their respective addresses and in proportion to their respective Pro Rata Shares set forth on the Closing Consideration Exhibit, an amount of the Retained Escrow Consideration corresponding to the amount of the outstanding indemnification claim resolved against Buyer, unless the remaining Aggregate Outstanding Claims would exceed the Retained Escrow Consideration after such distribution, in which case the Escrow Agent shall retain in the Escrow Account an amount of Escrow Consideration equal to the amount of the remaining Aggregate Outstanding Claims.

                        Section 2.7.3     Escrow Participant Representative.

                                Section 2.7.3.1  Gregor Freund is hereby appointed and constituted the “Escrow Participant Representative” under this Agreement, and as such shall serve as agent for and have all powers as attorney-in-fact of each Escrow Participant, for and on behalf of each Escrow Participant, to take the following actions in connection with the negotiation, settlement and compromise of indemnification claims pursuant to Article 10 of this Agreement and the release of Escrow Consideration in connection therewith:  to give and receive notices of communications; to agree to, negotiate or enter into settlements and compromises of and comply with orders of courts with respect to any disputes involving any claims made by Buyer or the Escrow Participants under this Agreement; to sign receipts, consents or other documents to effect any of the transactions contemplated by this Agreement or the Ancillary Agreements; and to take all actions necessary or appropriate in the judgment of the Escrow Participant Representative in connection with the foregoing. The Escrow Participant Representative shall consult with Escrow Participants representing at least a majority of the aggregate Escrow Consideration (with the Escrow Shares for the purpose of this calculation valued at the Closing Date Price) prior to settling or compromising any claim or dispute involving more than $250,000; provided, however, that in no event shall the consent of any Escrow Participant be required for the Escrow Participant Representative to settle or compromise any claim or dispute on behalf of the Escrow Participants.

                                Section 2.7.3.2  If the Escrow Participant Representative elects to resign as Escrow Participant Representative for any reason, the Escrow Participant Representative shall notify Buyer of his or her intent to resign, and Escrow Participants representing at least a majority of the aggregate Escrow Consideration (with the Escrow Shares for the purpose of this calculation valued at the Closing Date Price) shall, by written notice to Buyer, appoint a successor Escrow Participant Representative within five (5) Business Days thereafter. Escrow Participants representing at least a majority of the aggregate Escrow Consideration (with the Escrow Shares for the purpose of this calculation valued at the Closing Date Price) may, at any time, by written notice to Buyer, appoint a replacement Escrow Participant Representative.

                                Section 2.7.3.3  Notice or communications to or from the Escrow Participant Representative pursuant to this Section 2.7 shall constitute notice to or from each of the Escrow Participants.

                                Section 2.7.3.4  A decision, act, consent or instruction of the Escrow Participant Representative pursuant to this Section 2.7 shall constitute a decision, act, consent or instruction of each and all of the Escrow Participants, and shall be final, binding and conclusive upon each and all of the Escrow Participants, and Buyer shall be entitled to rely upon any decision, act, consent or instruction of the Escrow Participant Representative as being the decision, act, consent or instruction of each and all of the Escrow Participants, and Buyer shall be relieved from any liability to any Person for any acts done by it in accordance with such decision, act, consent or instruction.

                                Section 2.7.3.5  The Escrow Participant Representative shall promptly notify each Escrow Participant in the event of any decision, act, consent or instruction of the Escrow Participant Representative pursuant to this Section 2.7.3. Each Escrow Participant, severally in proportion to their respective Pro Rata Shares and not jointly, with right of contribution among them, shall indemnify and hold harmless the Escrow Participant Representative with respect to any claim, loss, damage and liability against such Escrow Participant Representative, including without limitation reasonable attorneys’ fees and costs, arising from any decision, act, consent or instruction of such Escrow Participant Representative pursuant to this Section 2.7.3, unless and to the extent that such claim arises from such Escrow Participant Representative’s gross negligence or willful misconduct.

                Section 2.8     Distribution of the Transaction Consideration.

                        Section 2.8.1  Distribution of Transmittal Letter.  Prior to the Closing Date, Buyer shall make available to and, as soon as practicable following the Effective Time (and, in any event, within five (5) Business Days thereafter), Buyer shall cause to be mailed to each record holder of certificates evidencing Company Stock (the “Certificates”) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Buyer or its designated representative and shall be in such form and have such other provisions as Buyer shall reasonably specify) (the “Transmittal Letter”) and instructions for such holder’s use in effecting the surrender of the Certificates and the exercise of the rights of such holder to obtain its share of the Transaction Consideration.

                        Section 2.8.2  Delivery of Transaction Consideration.  Upon surrender to Buyer or its designated representative of any Certificates for cancellation, together with a duly executed and completed Transmittal Letter, the holder of such Certificate shall be entitled to receive, in exchange therefor the Transaction Consideration to which such holder is entitled pursuant to Section 2.6 of this Agreement. Buyer shall transmit the Cash Consideration to which such holder is entitled within three (3) Business Days after receipt of all such holder’s Certificates for cancellation, together with a duly executed and completed Transmittal Letter. Buyer shall use its commercially reasonable efforts to cause American Stock Transfer & Trust Company to transmit the Stock Consideration to which such holder is entitled within seven (7) Business Days after receipt of all such holder’s Certificates for cancellation, together with a duly executed and completed Transmittal Letter.

                        Section 2.8.3  Cancellation of Company Stock.  Upon surrender of each Certificate and delivery by Buyer of the Transaction Consideration to be delivered in exchange therefor, such Certificate shall forthwith be cancelled. Until so surrendered, each Certificate (other than Certificates representing Company Dissenting Shares) shall be deemed for all corporate purposes to evidence only the right to receive upon such surrender the Transaction Consideration into which the Company Stock represented thereby shall have been converted in accordance with the terms and upon the conditions of this Agreement.

                        Section 2.8.4  Distributions With Respect to Unexchanged Shares of Company Stock.  No dividends or other distributions with respect to Buyer Ordinary Shares declared or made after the Effective Time and with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the Buyer Ordinary Shares to be issued in exchange therefor until the holder of record of such Certificate shall surrender such Certificate. Subject to Applicable Law, promptly following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing Buyer Ordinary Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time, if any, theretofore payable with respect to such Buyer Ordinary Shares.

                Section 2.9    No Further Ownership Rights in Shares of Company Stock..  The Transaction Consideration delivered upon the surrender for exchange of Company Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock, and there shall be no further registration of transfers of Company Stock which were outstanding immediately prior to the Effective Time on the records of the Surviving Company. If, after the Effective Time, the Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Article 2.

                Section 2.10     Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, Buyer shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Transaction Consideration as may be required pursuant to Section 2.6 of this Agreement; provided, however, that Buyer may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an indemnity or bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Buyer with respect to the Certificates alleged to have been lost, stolen or destroyed.

                Section 2.11     Dissenting Shares.  Any holder of shares of Company Stock issued and outstanding immediately prior to the Effective Time with respect to which dissenters’ rights, if any, are available by reason of the Merger pursuant to Chapter 13 of the CGCL who has not voted in favor of the Merger or consented thereto in writing and who complies with Chapter 13 of the CGCL (“Company Dissenting Shares”) shall not be entitled to receive any portion of the Transaction Consideration pursuant to this Article 2, unless such holder fails to perfect, effectively withdraws or loses its dissenters’ rights under the CGCL. Such holder shall be entitled to receive only such rights as are granted under Chapter 13 of the CGCL. If any such holder fails to perfect, effectively withdraws or loses such dissenters’ rights under the CGCL, such Company Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Transaction Consideration to which such shares of Company Stock are entitled pursuant to this Article 2, without interest. The Company shall give Buyer prompt notice of any demands for appraisal pursuant to Chapter 13 of the CGCL received by the Company, withdrawals of any such demands and any other documents or instruments received by the Company in connection therewith. Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Buyer and the Escrow Participant Representative, which consent shall not unreasonably be withheld or delayed, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any payments made with respect to Company Dissenting Shares shall be made solely by the Surviving Company, and no funds or other property have been or shall be provided by Buyer, Merger Sub or any of Buyer’s Affiliates for such payment.

                Section 2.12     Withholding.  Buyer shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law, other than as expressly provided in Section 7.4 of this Agreement. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by Buyer, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which Buyer made such deduction and withholding.

ARTICLE 3.
Closing Deliveries

                Section 3.1    Closing Deliveries.

                        Section 3.1.1    Closing Deliveries by the Company.  At the Closing, the Company shall deliver, or shall cause to be delivered, to Buyer:

                                Section 3.1.1.1  the written opinion of Gray Cary Ware & Freidenrich LLP, counsel for the Company, dated as of the Closing Date, substantially in the form attached hereto as Exhibit H;

                                Section 3.1.1.2  certified organizational documents and certificates of good standing issued by (x) the Secretary of State of the State of California and the California State Franchise Tax Board for the Company and (y) the Secretary of State of each state in which the Company is qualified to do business as a foreign corporation, in each case dated not more than five (5) Business Days prior to the Closing Date, together with bring-down good standing certificates (or a verbal confirmation thereof) dated as of the Closing Date;

                                Section 3.1.1.3  a certificate, dated as of the Closing Date and executed by the Chief Executive Officer and Chief Financial Officer of the Company, as to the fulfillment of each of the conditions set forth in Section 8.3 of this Agreement;

                                Section 3.1.1.4  a certificate, dated as of the Closing Date and executed by the Secretary of the Company, certifying the resolutions adopted by the Company’s board of directors and shareholders relating to the transactions contemplated by this Agreement and the Ancillary Agreements;

                                Section 3.1.1.5  copies of all third-party and governmental notices, consents, approvals and filings required to be delivered, obtained or made, as the case may be, by the Company in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

                                Section 3.1.1.6  a copy of the Escrow Agreement, executed by the Company;

                                Section 3.1.1.7  a copy of the Primary Securityholder Agreement, substantially in the form attached hereto as Exhibit I (the “Primary Securityholder Agreements”), executed by each Shareholder that holds Fifty Thousand (50,000) or more shares of Common Stock as of immediately prior to the Effective Time;

                                Section 3.1.1.8  a copy of the Securityholder Agreement, substantially in the form attached hereto as Exhibit J (the “Securityholder Agreements”), executed by each of the Persons set forth on Exhibit K to this Agreement that hold any shares of Company Stock as of immediately prior to the Effective Time and that were not required to execute a Primary Securityholder Agreement pursuant to the terms of Section 3.1.1.7 of this Agreement;

                                Section 3.1.1.9  the certificate required by Section 7.5 of this Agreement;

                                Section 3.1.1.10  true, correct and complete copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 30, 2003 and the related unaudited consolidated statements of income and changes in shareholders’ equity for the eleven (11) months ended November 30, 2003;

                                Section 3.1.1.11  the Closing Consideration Exhibit; and

                                Section 3.1.1.12  such other documents as Buyer may reasonably request.

                        Section 3.1.2    Closing Deliveries by Buyer.  At the Closing, Buyer shall deliver, or shall cause to be delivered, the following:

                                Section 3.1.2.1  to the Escrow Agent, the Escrow Consideration, to be delivered as instructed by the Escrow Agent;

                                Section 3.1.2.2  the written opinion of Naschitz, Brandes & Co., counsel for Buyer, dated as of the Closing Date, substantially in the form attached hereto as Exhibit L;

                                Section 3.1.2.3  the written opinion of Latham & Watkins LLP, counsel for Buyer, Parent and Merger Sub, dated as of the Closing Date, substantially in the form attached hereto as Exhibit M;

                                Section 3.1.2.4  a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of each of Buyer, Parent and Merger Sub, as to the fulfillment of each of the conditions set forth in Section 8.2 of this Agreement;

                                Section 3.1.2.5  a certificate, dated as of the Closing Date and executed by the Secretary or any Assistant Secretary of each of Buyer, Parent and Merger Sub, certifying the resolutions adopted by each of Buyer’s, Parent’s and Merger Sub’s board of directors and Parent, as the sole member of Merger Sub, relating to the transactions contemplated by this Agreement and the Ancillary Agreements;

                                Section 3.1.2.6  copies of all third-party and governmental notices, consents, approvals and filings required to be delivered, obtained or made, as the case may be, by Buyer, Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

                                Section 3.1.2.7  a copy of the Escrow Agreement, executed by Buyer; and

                                Section 3.1.2.8  such other documents as the Company may reasonably request.

ARTICLE 4.
Representations and Warranties of the Company

                As a material inducement to Buyer, Parent and Merger Sub to enter into this Agreement, except as set forth in the Disclosure Schedule delivered by the Company to Buyer prior to the execution of this Agreement (the “Company Disclosure Schedule”), each section of which shall only qualify the representation or warranty in the correspondingly numbered Section of this Agreement, the Company hereby represents and warrants to Buyer, Parent and Merger Sub as follows:

                Section 4.1     Organization.  The Company is a corporation, duly formed, validly existing and in good standing under the Laws of the State of California, and each of its Subsidiaries is a corporation or other business entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization as set forth on Section 4.3 of the Company Disclosure Schedule.  The Company has the corporate power and authority, and each of its Subsidiaries has the corporate or other applicable power and authority, and each possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to carry on their respective businesses substantially in the manner as they are now being conducted and to own, lease and operate all of their respective properties and assets. Section 4.1 of the Company Disclosure Schedule sets forth a true, correct and complete list of each jurisdiction in which the Company and any of its Subsidiaries is qualified to do business as a foreign corporation.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or licensing necessary except in jurisdictions where the failure of such license or qualification would not have a Company Material Adverse Effect.  The copies of the Company’s articles of incorporation and bylaws and each of its Subsidiaries’ organizational documents delivered by the Company to Buyer prior to the execution of this Agreement are accurate, complete and correct copies of such instruments as in effect on the date hereof.

                Section 4.2     Capitalization.

                        Section 4.2.1    Authorized, Issued and Outstanding Capital Stock.  The authorized capital stock of the Company consists of Fifty-Six Million One Hundred Forty-Four Thousand One Hundred and Forty-Eight (56,144,148) shares, without par value, of which (i) Forty-Two Million (42,000,000) shares are Common Stock and (ii) Fourteen Million One Hundred Forty-Four Thousand One Hundred and Forty-Eight (14,144,148) shares are Preferred Stock, of which (x) Four Million Three Hundred Thousand (4,300,000) shares have been designated as Series A Preferred Stock, (y) Four Million Three Hundred Thousand (4,300,000) shares have been designated as Series B Preferred Stock and (z) Five Million Five Hundred Forty-Four Thousand One Hundred and Forty-Eight (5,544,148) shares have been designated Series C Preferred Stock. As of the date of this Agreement, there are issued and outstanding 11,454,638 shares of Common Stock, 4,295,004 shares of Series A Preferred Stock, 3,931,210 shares of Series B Preferred Stock and 5,047,223 shares of Series C Preferred Stock. The Company has no other capital stock authorized, issued or outstanding. Section 4.2.1 of the Company Disclosure Schedule sets forth the name of each Holder of shares of Company Stock, as well as the number of shares of Common Stock and Preferred Stock held by each such Holder.

                        Section 4.2.2    Company Options.  As of the date of this Agreement, 6,033,154 shares of Common Stock are reserved for issuance upon the exercise of outstanding Company Options. Section 4.2.2 of the Company Disclosure Schedule sets forth the name of each Holder of Company Options, as well as the number of Company Options held by each such Holder, the number of shares of Common Stock for which each such Company Option is exercisable, the vesting schedule for each such Company Option and the price per share of Common Stock for which each such Company Option is exercisable (without taking into account whether or not such Company Option is in fact exercisable on the date hereof).  The Company has delivered to Buyer true, accurate and complete copies of each plan or agreement pursuant to which any Company Option has been granted, including any and all amendments thereto.

                        Section 4.2.3    Company Warrants.  As of the date of this Agreement, 98,281 shares of Common Stock are reserved for issuance upon exercise of outstanding Company Warrants. Section 4.2.3 of the Company Disclosure Schedule sets forth the name of each Holder of Company Warrants, as well as the number of Company Warrants held by each such Holder, the number of shares of Common Stock for which such Company Warrant is exercisable, the vesting schedule for each such Company Warrant and the price per share of Common Stock for which each such Company Warrant is exercisable (without taking into account whether or not such Company Option is in fact exercisable on the date hereof).  The Company has delivered to Buyer true, accurate and complete copies of each plan or agreement pursuant to which any Company Warrant has been issued, including any and all amendments thereto.

                        Section 4.2.4    No Other Capital Stock, Company Options or Company Warrants.  Except for the Company Options, Company Warrants and Preferred Stock referred to above, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire any shares of capital stock or other securities of the Company. Except for the aggregate of 6,033,154 shares of Common Stock reserved for issuance upon exercise of outstanding Company Options, 98,281 shares of Common Stock reserved for issuance upon exercise of outstanding Company Warrants and 13,273,437 shares of Common Stock reserved for issuance upon conversion of outstanding shares of Preferred Stock, no shares of capital stock of the Company are reserved for issuance.

                        Section 4.2.5    No Other Agreements.  There are no outstanding contractual obligations between the Company and any of its security holders (i) restricting the transfer of; (ii) affecting the voting rights of; (iii) requiring or allowing the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (iv) requiring the registration or sale of or (v) granting any preemptive or antidilutive right with respect to, any shares of Common Stock, Preferred Stock or any capital stock of, or other equity interests in, the Company.

                        Section 4.2.6    Valid Issuances.  All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are free of any preemptive rights in respect thereto. All outstanding securities of the Company have been issued in compliance with all applicable state and federal securities Laws. The stock ledgers and related records that have been delivered by the Company to Buyer are complete and accurate.

                Section 4.3    Subsidiaries.  Section 4.3 of the Company Disclosure Schedule lists each Subsidiary of the Company. Each of the Company’s Subsidiaries is wholly owned by the Company. All of the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary of the Company have been validly issued and are fully paid and nonassessable and such shares or interests are owned directly by the Company, free and clear of all Encumbrances and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests. Except for the capital stock or other ownership interests of each of its Subsidiaries, the Company does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

                Section 4.4     Authority; No Violation.

                        Section 4.4.1    The Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by all requisite corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the Ancillary Agreements to which the Company is a party or to authorize or consummate the transactions contemplated hereby or thereby. This Agreement and the Ancillary Agreements to which the Company is a party have been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements to which the Company is a party by each of the other parties hereto and thereto) constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and the availability of equitable relief (whether in proceedings at law or in equity).

                        Section 4.4.2    Neither the execution and delivery by the Company or any of its Affiliates of this Agreement or the Ancillary Agreements to which the Company or any of its Affiliates is a party nor the consummation by the Company or any of its Affiliates of any of the transactions contemplated hereby or thereby, nor compliance by the Company or any of its Affiliates with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation, charter or bylaws or comparable organizational documents of the Company or any of its Subsidiaries or (ii) (x) violate, conflict with or require any notice, filing, consent, waiver or approval under any material Applicable Law to which the Company or any of its Subsidiaries or any of their respective properties, contracts or assets are subject, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any Encumbrance upon the Preferred Stock, the Common Stock or any Encumbrance upon the properties, contracts or assets of the Company or any of its Subsidiaries under, or require any notice, approval, waiver or consent under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected in any material respect.

                Section 4.5    Consents and Approvals.  Except for those consents, approvals and notices set forth on Section 4.5 of the Company Disclosure Schedule, no consents or approvals of or notices to or filings, declarations or registrations with any Governmental Authority or any third party are necessary in connection with (i) the execution and delivery by the Company and its Affiliates of this Agreement or any of the Ancillary Agreements or (ii) the consummation by the Company or any of its Affiliates of the transactions contemplated hereby or thereby so as to permit the Surviving Company to continue the Company Business after the Closing Date.

                Section 4.6    Financial Statements.

                        Section 4.6.1    Section 4.6.1 of the Company Disclosure Schedule sets forth true, correct and complete copies of (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2003 and the related consolidated statements of income and changes in shareholders’ equity for the nine (9) months ended September 30, 2003 (the statements referred to in this clause (i) (including the balance sheet), the “Interim Period Unaudited Company Financial Statements” and the balance sheet as of September 30, 2003, the “Interim Period Unaudited Company Balance Sheet”); and (ii) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income and changes in shareholders’ equity for the fiscal years ended December 31, 2002, 2001 and 2000 (the statements referred to in this clause (ii) (including the balance sheets), the “Audited Company Financial Statements”).  The Interim Period Unaudited Company Financial Statements and the Audited Company Financial Statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of the Company’s consolidated operations for the fiscal periods therein set forth. Each of the Audited Company Financial Statements and the Interim Period Unaudited Company Financial Statements have been prepared in accordance with both the Company’s past practice and GAAP consistently applied throughout such fiscal periods, subject to normal year-end audit adjustments and except that the Interim Period Unaudited Company Financial Statements do not contain notes that may be required by GAAP.

                        Section 4.6.2    Section 4.6.2 of the Company Disclosure Schedule sets forth a true, correct and complete itemization of the accounts receivable (including aging) of the Company as of December 5, 2003 (the “Accounts Receivable”).  The Accounts Receivable represent bona fide claims against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof. All Accounts Receivable have been billed in accordance with the past practice of the Company consistently applied and, to the Knowledge of the Company, are collectible in the ordinary course of business within three (3) months, except to the extent of an amount not in excess of the reserve for doubtful accounts reflected on the Interim Period Unaudited Company Balance Sheet.

                        Section 4.6.3    Section 4.6.3 of the Company Disclosure Schedule sets forth the Company’s pipeline as of December 5, 2003 used by the Company in the ordinary course of business and setting forth all material customer prospects for the sale of products and services by the Company (the “Pipeline”).  The Pipeline was prepared in good faith and on a reasonable basis in accordance with the past practices of the Company consistently applied.

                        Section 4.6.4    To the Knowledge of the Company, there are no outstanding claims against the Company that, in the aggregate, are material to the Company, to return any products by reason of alleged overshipments, defective products or otherwise, or of products in the hands of customers under a written agreement that such merchandise would be returnable. No outstanding purchase commitment of the Company presently is in excess of the normal, ordinary and usual requirements of the Company Business or was made at any price in excess of the now current market price or contains terms or conditions more onerous than those usual and customary in the Company Business.

                Section 4.7    Contracts.  Section 4.7 of the Company Disclosure Schedule sets forth a complete and accurate list or description of all Contracts, except for “click through” end user license agreements entered into in the ordinary course of business: (v) pursuant to which the Company or any of its Subsidiaries is either obligated to pay or entitled to receive in excess of $25,000 and that is not otherwise required to be disclosed pursuant to subsections (w), (x), (y) or (z) of this Section 4.7; provided, however, that Section 4.7 of the Company Disclosure Schedule does not omit any Contracts pursuant to which, when viewed collectively, the Company or any of its Subsidiaries are either obligated to pay or entitled to receive in excess of $250,000 in the aggregate; (w) that are not terminable by the Company within ninety (90) days from the date of this Agreement without penalty or further obligation on the part of the Company or any of its Subsidiaries; (x) that involve payments based on profits or revenues of the Company or any of its Subsidiaries; (y) that are employment, management, consulting or severance agreements or other agreements or arrangements with any of the Company Business Employees or Company Business Independent Contractors (other than offer letters and employee invention and proprietary rights assignment agreements and option agreements, in each case, in the Company’s standard forms previously provided to Buyer); or (z) that include any noncompetition or nonsolicitation covenant or any exclusive dealing or similar arrangement that limits the ability of the Company or any of its Subsidiaries or any of their respective Affiliates to compete (geographically or otherwise) in any line of business (collectively, the “Scheduled Contracts”).  As of the date hereof, each of the Contracts is a legal, valid and binding obligation of the Company or its Subsidiaries (assuming the due authorization, execution and delivery by the other parties thereto) and is in full force and effect and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally and by the availability of equitable remedies (whether in proceedings at law or in equity). Neither the Company nor any of its Subsidiaries has received notice of cancellation of or default under or intent to cancel or call a default under any of the Contracts. The Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under the Contracts where such nonperformance would result in a material breach of or default under any such Contract, and there exists no event or condition which with or without notice or lapse of time or both would be a material breach or a material default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, on the part of any other party to such Contracts.

                Section 4.8     Intellectual Property.

                        Section 4.8.1    Generally.  Section 4.8.1 of the Company Disclosure Schedule sets forth a complete and accurate list of all United States and foreign: (i) trademarks and service marks (whether registered or unregistered), trade names and designs (collectively, “Trademarks”); (ii) patents and patent applications (including any continuations, continuations-in-part, divisionals, reissues, renewals and applications for any of the foregoing) (collectively “Patents”); (iii) copyright registrations and applications (collectively “Copyrights”); and (iv) domain names, including top-level Internet domain names and all lower-level Internet domain names for which such top-level domains are a root or parent, and World Wide Web Universal Resource Locators (collectively, “Domain Names”), in each case owned by or licensed to the Company, in whole or in part, including jointly with others (such schedule specifying if such Intellectual Property is owned jointly), or used by the Company in the conduct or operation of the Company Business.

                        Section 4.8.2     Trademarks.

                                Section 4.8.2.1  All Trademarks of the Company for which an application for trademark registration has been filed are currently in compliance with all legal requirements, other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise adversely affect the use, priority or enforceability of the Trademark in question. No registered Trademark of the Company has been or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office. To the Knowledge of the Company, there has been no prior use of any Trademark of the Company by any third party that confers upon said third party superior rights in any such Trademark.

                                Section 4.8.2.2  The Company is the owner of all right, title and interest in and to all of the Trademarks, in each case free and clear of any and all Encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and the Company has not received any written notice or claim or, to the Knowledge of the Company, any oral notice or claim, challenging the Company’s complete and exclusive ownership of the Trademarks or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto. There is no agreement, decree, arbitral award or other provision or contingency which obligates the Company to grant licenses in future Trademarks.

                        Section 4.8.3     Patents.

                                Section 4.8.3.1  All Patents of the Company are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or lapse or otherwise adversely affect the enforceability of the Patent in question and, to the Knowledge of the Company, the Company has not taken any action or failed to take any action (including a failure to disclose material prior art in connection with the prosecution of any Patent), or used or enforced (or failed to use or enforce) any of the Patents in a manner that would result in the abandonment or unenforceability of any of the Patents.

                                Section 4.8.3.2  No Patent of the Company has been or is now involved in any interference, reissue, reexamination or opposing proceeding in the United States Patent and Trademark Office or any foreign patent office and, to the Knowledge of the Company, no such action has been threatened. There is no Patent of any Person that claims the same subject matter as any Patent of the Company and, to the Knowledge of the Company, no prior art that invalidates any claim of any Patent of the Company.

                                Section 4.8.3.3  The Company is the owner of all right, title and interest in and to all of the Patents, in each case free and clear of any and all Encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and the Company has not received any written or oral notice or claim challenging the Company’s complete and exclusive ownership of the Patents or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto. There is no agreement, decree, arbitral award or other provision or contingency which obligates the Company to grant licenses in future Patents.

                                Section 4.8.3.4  To the Knowledge of the Company, the inventions disclosed in the Patents may be practiced by the Company without infringing any other patents owned by any Person.

                        Section 4.8.4     Copyrights.

                                Section 4.8.4.1  The Company is the owner of all right, title and interest in and to each of the Copyrights used by the Company other than those as to which the rights being exercised by the Company have been licensed from another Person (collectively, “Company Owned Copyrights”), free and clear of any and all Encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and the Company has not received any notice or claim (whether written or oral) challenging the Company’s complete and exclusive ownership of the Copyrights or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto.

                                Section 4.8.4.2  The Company has not received any notice or claim (whether written or oral) challenging or questioning the validity or enforceability of any of the Company Owned Copyrights or indicating an intention on the part of any Person to bring a claim that any Company Owned Copyright is invalid, is unenforceable or has been misused and, to the Knowledge of the Company, no Company Owned Copyright otherwise has been challenged or threatened in any way.

                                Section 4.8.4.3  The Company has not taken any action or, to the Knowledge of the Company, failed to take any action (including a failure to disclose required information to the United States Copyright Office in connection with any registration of a registered copyright therewith), or used or enforced (or failed to use or enforce) any of the Company Owned Copyrights, in each case in a manner that would result in the unenforceability of any of the Company Owned Copyrights. The Company has taken all reasonable steps to protect the Company’s rights in and to the Company Owned Copyrights. To the Knowledge of the Company, no other Person has infringed or is infringing any of the Company Owned Copyrights.

                        Section 4.8.5     Trade Secrets.

                                Section 4.8.5.1  The Company has taken all reasonable steps in accordance with normal industry practice to protect its rights in confidential information and proprietary information, including any formula, pattern, compilation, program, device, method, technique, or process, that: (1) derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, “Trade Secrets”).

                                Section 4.8.5.2  Without limiting the generality of Section 4.8.5.1, the Company enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms that assign to the Company all rights to any Intellectual Property relating to the Company Business that are developed by the employees, consultants or contractors, as applicable, and that otherwise appropriately protect the Intellectual Property of the Company, and, except subject to appropriate confidentiality obligations, there has been no disclosure by the Company of its confidential information or Trade Secrets; nor have any actions been taken by the Company which would affect the Company’s ability to obtain U.S. or, to the Knowledge of the Company, foreign protection for the Company’s inventions.

                        Section 4.8.6     License Agreements.

                                Section 4.8.6.1  Section 4.8.6.1 of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company any right to use or practice any rights under any Intellectual Property currently or proposed to be used by the Company in the operation of its business (other than “off-the-shelf” shrink wrap Software commercially available on reasonable terms to any Person for a license fee of no more than Ten Thousand Dollars ($10,000), but including all such agreements that are otherwise material to the Company) (collectively, the “Company Inbound License Agreements”), indicating for each the title and the parties thereto.

                                Section 4.8.6.2  Section 4.8.6.2 of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements (other than “click through” end user license agreements entered into in the ordinary course of the Company’s business) currently in effect and providing for annual payments to the Company in excess of Twenty-Five Thousand Dollars ($25,000) under which the Company has granted licenses of Software or other rights to in or to use or practice any rights under any Company Intellectual Property (indicating for each the title and parties thereto) and the Company’s current forms of license agreements used by the Company in the ordinary course) under which the Company grants licenses of Software or grants other rights in or to use or practice any rights under any of the Company’s Intellectual Property (indicating for each the title of such form agreement) (collectively, the “Company Outbound License Agreements”).

                                Section 4.8.6.3  There is no outstanding or, to the Knowledge of the Company, threatened dispute or disagreement with respect to any Company Inbound License Agreement or any Company Outbound License Agreement. Correct and complete executed copies of all Company Inbound License Agreements and Company Outbound License Agreements have been made available to Buyer.

                        Section 4.8.7    Domain Names.  The Company is the sole owner of the Domain Names, and all such Domain Names are currently registered by the Company, as sole owner, with an ICANN accredited registrar, and the registration fees are paid through the date(s) listed on Section 4.8.7 of the Company Disclosure Schedule.  The Company is the owner or has sufficient rights to display all content displayed on the Internet site associated with each of the Domain Names (collectively, the “Content”), and no consent, license or approval from any third party is required in connection with the sale or transfer of the ownership of the Domain Names and the continued use of the Content by Buyer or the Surviving Company. To the Knowledge of the Company, no facts or circumstances exist which could reasonably form the basis of a challenge relating to Buyer’s unencumbered use of the Domain Names or Content, or any part thereof.

                        Section 4.8.8    Ownership; Sufficiency of Intellectual Property Assets.  The Company owns or possesses adequate licenses or other rights to use, free and clear of Encumbrances (except in the case of licenses, the interests of the licensing party), orders, arbitration awards and contingent licenses arising from termination provisions (or other causes) in agreements between the Company and any other Person, including, without limitation, all of its Intellectual Property used in the conduct of the Company Business. The Intellectual Property identified in Section 4.8.1 of the Company Disclosure Schedule, together with Trade Secrets, Company Owned Copyrights, the Company’s unregistered Copyrights and the Company’s rights granted to it under the Company Inbound License Agreements, constitute all the Intellectual Property rights and Company Inbound License Agreements used in the operation of the Company Business as currently conducted and are all such Intellectual Property rights and Company Inbound License Agreements necessary to operate the Company Business after the Closing in substantially the same manner as the Company Business has been operated by the Company during the six (6) months prior to the Closing.

                        Section 4.8.9    No Infringement by the Company.  The products used, manufactured, marketed, sold or licensed by the Company, and all Intellectual Property used in the conduct of the Company Business as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party. No litigation is now, or since incorporation of the Company has been, pending and no notice or other claim has been received by the Company, (A) alleging that the Company has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party, including any contamination or misappropriation of trade secrets claims, or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company.

                        Section 4.8.10    No Infringement by Third Parties.  To the Knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Company, and no claims for any of the foregoing have been brought against any third party by the Company. The Company has taken reasonable steps in accordance with normal industry practice to protect its Intellectual Property.

                        Section 4.8.11    Assignment; Change of Control.  To the Knowledge of the Company, the execution, delivery and performance by the Company of this Agreement, the Ancillary Agreements and each of the other documents contemplated hereby or thereby to which it is a party, and the consummation of the transactions contemplated hereby and thereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company’s rights to own any of its Intellectual Property or rights under any Company Inbound License Agreement or Company Outbound License Agreement, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

                        Section 4.8.12    Software.  The Software owned or purported to be owned by the Company was: (i) developed by employees of the Company within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company pursuant to written agreements; or (iii) otherwise acquired by the Company from a third party who assigned all Intellectual Property rights in the Software to the Company. None of the Software is, in whole or in part, subject to the provisions of any open source or quasi-open source license agreement. The Company has made no submission or suggestion and is not subject to any agreement with standards bodies or other entities which would obligate the Company to grant licenses to or otherwise impair its control of its Intellectual Property.

                        Section 4.8.13    Encryption Technology.  The Company Business as currently conducted and as currently proposed to be conducted complies with all U.S. and, to the Knowledge of the Company, non-U.S. Applicable Laws, rules and regulations, whether domestic or foreign, regarding encryption technology, including, without limitation, the import and export thereof. A copy of all CCAT’s received by the Company is attached to Section 4.8.13 of the Company Disclosure Schedule.

                        Section 4.8.14    Performance of Existing Products.  The Company’s currently licensed and marketed commercially available products, including any customized products, perform in all material respects with the functions described in any agreed specifications or end user documentation provided to Buyer or to customers or potential customers of the Company and in accordance with the Company’s contractual obligations to the Company’s customers. The Company has not been notified, either verbally or in writing, that such products do not perform as set forth above. To the extent that the Company’s products have not been launched, the Company has fully disclosed to Buyer in writing all currently known technical problems or concerns associated with such products that affect the performance of the Company’s products.

                        Section 4.8.15     Use of User Data.

                                Section 4.8.15.1  The Company’s use, license, sublicense and sale of any User Data collected from users at www.zonelabs.com and any co-branded websites which the Company manages have complied in all material respects with the Company’s published privacy policy at the time such User Data was collected (collectively, the “Privacy Policies”), excluding any violation that, if disclosed, would not reasonably be expected to result in a material claim against the Company.

                                Section 4.8.15.2  The Company is in compliance in all material respects with all U.S. and, to the Knowledge of the Company, non-U.S. Applicable Laws and contractual obligations binding on the Company that relate to or govern the compilation, use and transfer of User Data.

                                Section 4.8.15.3  There is no Proceeding (including any audit or investigation) pending or, to the Knowledge of the Company, threatened, by any Person or any Governmental Authority involving the use, disclosure or transfer of any User Data by the Company, nor, to the Knowledge of the Company, has the Company been contacted by any Governmental Authority regarding the use, disclosure or transfer of any User Data by the Company.

                                Section 4.8.15.4  None of the Privacy Policies prohibits the transfer of User Data to Buyer and its Affiliates pursuant to Buyer’s acquisition of the websites of the Company pursuant to this Agreement (it being understood that, following such transfer, such User Data remains subject to the applicable use limitations set forth in such Privacy Policies).

                                Section 4.8.15.5  To the Knowledge of the Company, no Person has obtained unauthorized access to User Data stored on the computer systems of the Company (including, without limitation, any User Data contained in any hard copy printouts), nor has there been any other unauthorized acquisition of material computerized data of the Company (including, without limitation, any data contained in any hard copy printouts) that has compromised the security, confidentiality or integrity of any User Data maintained by the Company in any material manner.

                Section 4.9     Employee Benefit Matters.

                        Section 4.9.1    Section 4.9.1 of the Company Disclosure Schedule contains a complete list of Employee Plans which cover or have covered employees of the Company. True and complete copies of each of the following documents have been delivered by the Company to Buyer: (i) each Employee Plan (and, if applicable, related trust agreements, annuity contracts or other funding instruments) which covers or has covered employees of the Company (with respect to their relationship with the Company) and all amendments thereto, all current summary plan descriptions, the most recent summary of material modifications (as defined in ERISA) and all written interpretations and descriptions thereof which the Company generally distributes to participants therein and a complete description of any Employee Plan which is not in writing, (ii) the most recent determination letter issued by the Internal Revenue Service and any opinion letter issued by the Department of Labor with respect to each Pension Plan and each voluntary employees’ beneficiary association as defined under Section 501(c)(9) of the Code (other than a Multiemployer Plan) which covers or has covered employees of the Company (with respect to their relationship with the Company), (iii) for the three (3) most recent plan years, Annual Reports on Form 5500 Series required to be filed with any governmental agency for each Pension Plan or Welfare Plan which covers or has covered employees of the Company (with respect to their relationship with the Company), (iv) a description of complete age, gender, race, salary, service and related data as of the last day of the last plan year for employees and former employees of the Company, and (v) a description setting forth the amount of any liability of the Company as of the Closing Date for payments more than thirty (30) calendar days past due with respect to any Welfare Plan.

                        Section 4.9.2     Pension Plans.

                                Section 4.9.2.1  No Employee Plan is or was at any time subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate is subject to any liability under Title IV or Part 3 of Title I of ERISA.

                                Section 4.9.2.2  Each Pension Plan and each related trust agreement, annuity contract or other funding instrument which covers or has covered employees or former employees of the Company (with respect to their relationship with the Company) which has been operated as a qualified plan has received either a favorable determination letter, or a favorable opinion letter issued to such Pension Plan’s prototype sponsor, from the Internal Revenue Service stating that such Pension Plan and each related trust is qualified and tax-exempt under the provisions of Code Sections 401(a) (or 403(a), as appropriate) and 501(a) and (2) to the Knowledge of the Company has been so qualified during the period from its adoption to date.

                                Section 4.9.2.3  Each Pension Plan and each related trust agreement, annuity contract or other funding instrument which covers or has covered employees or former employees of the Company (with respect to their relationship with the Company) currently complies in all material respects and has been maintained in compliance in all material respects with its terms and, both as to form and in operation, with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such plans, including, without limitation, ERISA and the Code.

                        Section 4.9.3    Multiemployer Plans.  Neither the Company nor any ERISA Affiliate has any liability with respect to a Multiemployer Plan, and no liability will arise or be imposed on the Company or any ERISA Affiliate under, or with respect to, any Multiemployer Plan.

                        Section 4.9.4     Welfare Plans.

                                Section 4.9.4.1  Each Welfare Plan which covers or has covered employees or former employees of the Company (with respect to their relationship with the Company) currently complies in all material respects and has been maintained in compliance in all material respects with its terms and, both as to form and operation, with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Welfare Plan, including, without limitation, ERISA and the Code.

                                Section 4.9.4.2  Except as required by COBRA, none of the Company, any ERISA Affiliate or any Welfare Plan has any present or future obligation to make any payment to, or with respect to any present or former employee of the Company or any ERISA Affiliate pursuant to, any retiree medical benefit plan, or other retiree Welfare Plan, and no condition exists which would prevent the Company or an ERISA Affiliate from amending or terminating any such benefit plan or such Welfare Plan.

                                Section 4.9.4.3  Each Welfare Plan which covers or has covered employees or former employees of the Company (with respect to their relationship with the Company) and which is a “group health plan,” as defined in Section 607(1) of ERISA, presently complies in all material respects with and has been operated in compliance in all material respects with provisions of COBRA.

                                Section 4.9.4.4  The insurance policies or other funding instruments, if any, for each Welfare Plan provide coverage for each employee, consultant, independent contractor or retiree of the Company or any of its Subsidiaries (and, if applicable, their respective dependents) who has been advised by the Company, whether through an Employee Plan or otherwise, that he or she is covered by such Welfare Plan.

                        Section 4.9.5    Benefit Arrangements.  Each Benefit Arrangement which covers or has covered employees or former employees of the Company (with respect to their relationship to the Company) presently complies and has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement, including, without limitation, the Code. The employment of all persons presently employed or retained by the Company is terminable at will.

                        Section 4.9.6    Unrelated Business Taxable Income; Unpaid Contributions.  No Employee Plan (or trust or other funding vehicle pursuant thereto) has incurred any liability under Code Section 511. Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions under Section 515 of ERISA with respect to any Employee Plan.

                        Section 4.9.7    Fiduciary Duties and Prohibited Transactions.  Neither the Company nor any plan fiduciary of any Welfare Plan or Pension Plan which covers or has covered employees or former employees of the Company or any ERISA Affiliate has engaged in, or has any liability in respect of, any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA so as to create any liability of the Company or any of its Subsidiaries or any Employee Plan. The Company has not participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Welfare Plan or Pension Plan, and the Company and its Subsidiaries have not been assessed any civil penalty under Section 502(l) of ERISA.

                        Section 4.9.8    Litigation.  There is no action, order, writ, injunction, judgment or decree outstanding or claim (other than routine claims for benefits), suit, litigation, proceeding, arbitration proceeding, governmental audit or investigation relating to or seeking benefits under any Employee Plan that is pending or, to the Knowledge of the Company, anticipated or threatened against the Company, any ERISA Affiliate or any Employee Plan.

                        Section 4.9.9    No Amendments.  Neither the Company nor any ERISA Affiliate has announced to employees, former employees, consultants or directors an intention to create, or otherwise created, a legally binding commitment to adopt any additional Employee Plan which is intended to cover employees or former employees of the Company (with respect to their relationship with the Company) or to amend or modify any existing Employee Plan which covers or has covered employees or former employees of the Company or any of its Subsidiaries (with respect to their relationship with the Company or any of its Subsidiaries).

                        Section 4.9.10   Unpaid Contributions.  Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions under Section 515 of ERISA with respect to any Pension Plan, Multiemployer Plan or Welfare Plan.

                        Section 4.9.11    Insurance Contracts.  No Employee Plan holds as an asset of any Employee Plan any interest in any annuity contract, guaranteed investment contract or any other investment or insurance contract issued by an insurance company that is the subject of bankruptcy, conservatorship or rehabilitation proceedings.

                        Section 4.9.12    No Acceleration or Creation of Rights.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by the Company nor the consummation of the transactions contemplated hereby or thereby will result in the acceleration or creation of any rights of any person to benefits under any Employee Plan (including, without limitation, the acceleration of the vesting or exercisability of any stock options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under any Pension Plan or the acceleration or creation of any rights under any severance, parachute or change in control agreement).

                        Section 4.9.13    No Other Material Liability.  To the Knowledge of the Company, no event has occurred in connection with which the Company, any ERISA Affiliate or any Employee Plan, directly or indirectly, could be subject to any material liability (other than the payment of benefits under the terms of such Employee Plan) (A) under any statute, regulation or governmental order relating to any Employee Plan or (B) pursuant to any obligation of the Company to indemnify any person against liability incurred under any such statute, regulation or order as they relate to the Employee Plans.

                Section 4.10    Labor and Other Employment Matters.

                        Section 4.10.1    Schedule 4.10.1 of the Company Disclosure Schedule sets forth a complete and accurate list (giving name, job title, credited service, current annual compensation (including a separate statement of base salary, bonus and benefits for each individual)) of each current Company Business Employee and his or her current employer. Neither the Company nor any of its Subsidiaries is or has ever been delinquent in payments to any Company Business Employees or Company Business Independent Contractors for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employee. The Company and each of its Subsidiaries are and have always been in compliance in all material respects with all Applicable Law respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, wages and hours. The Company and each of its Subsidiaries has withheld all amounts required by Applicable Law or by agreement to be withheld from the wages, salaries, and other payments to employees; and neither the Company nor any of its Subsidiaries is or has ever been liable for any arrears of wages or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is or has ever been liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

                        Section 4.10.2    There are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long-term disability. Neither the Company nor any of its Subsidiaries is bound by or subject to (and none of their respective assets or properties are bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company or any of its Subsidiaries. There is no strike or other labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened. The Company has not, during the three year period prior to the date of this Agreement, received any demand letters, civil rights charges, suits, drafts of suits, or administrative claims of or from any of its employees. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any Company Business Employees or Company Business Independent Contractors, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

                        Section 4.10.3    To the Knowledge of the Company, no Company Business Employees or Company Business Independent Contractors are or have ever been in violation of any term of any employment contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use by the Company or any of its Subsidiaries of trade secrets or proprietary information of others. To the Knowledge of the Company, no Company Business Employees or Company Business Independent Contractors are or have ever been in violation of any term of any employment contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant relating to the Company Business.

                        Section 4.10.4    No current Company Business Employees or Company Business Independent Contractors have given notice to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries otherwise aware, that any such Person intends to terminate his or her employment with the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in compliance with all Laws concerning the classification of employees and independent contractors and has properly classified all such Persons for purposes of participation in the Employee Plans.

                Section 4.11    Tax Matters.

                        Section 4.11.1    Filing of Tax Returns.  The Company and each of its Subsidiaries have timely filed with the appropriate Tax authorities all Tax Returns required to be filed through the date hereof. All such Tax Returns are complete and accurate in all respects. All Taxes shown due and payable on such Tax Returns have been paid. None of the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

                        Section 4.11.2    Payment of Taxes.  The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the date of the Interim Period Unaudited Company Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Period Unaudited Company Balance Sheet (rather than in any notes thereto), and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of Interim Period Unaudited Company Financial Statements, the Company and its Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

                        Section 4.11.3    Audits, Investigations or Claims.  No deficiencies for Taxes the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Tax authority other Governmental Authority. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries, and there are no matters under discussion with any Tax authorities or other Governmental Authorities, or known to the Company with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company or any of its Subsidiaries. The Company has delivered or made available to Buyer complete and accurate copies of federal, state and local Tax Returns of the Company, its Subsidiaries and their respective predecessors for the years ended December 31, 1999, 2000, 2001 and 2002, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company, any of its Subsidiaries or any of their respective predecessors since December 31, 1999. None of the Company, any of its Subsidiaries nor any of their respective predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney (other than powers of attorney authorizing employees of the Company or any of its Subsidiaries to act on behalf of the Company or any of its Subsidiaries, as applicable) with respect to any Taxes has been executed or filed with any Tax authority.

                        Section 4.11.4    Liens.  There are no Encumbrances for Taxes other than Encumbrances for Taxes not yet due and payable on any assets of the Company or any of its Subsidiaries.

                        Section 4.11.5    Tax Elections.  All material elections with respect to Taxes affecting the Company or any of its Subsidiaries as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Buyer, are set forth on Section 4.11.5 of the Company Disclosure Schedule.  Neither the Company nor any of its Subsidiaries (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.

                        Section 4.11.6    Tax Sharing Agreements.  There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries.

                        Section 4.11.7    Other Entity Liability.  Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any Person (other than Taxes of the Company or any of its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

                        Section 4.11.8    No Withholding.  The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

                        Section 4.11.9    USRPHC.  The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

                        Section 4.11.10    Partnerships, Single Member LLCs, CFCs, PHCs and PFICs.  Neither the Company nor any of its Subsidiaries (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity other than LLC, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), and (v) is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

                        Section 4.11.11    Permanent Establishment.  Neither the Company nor any of its Subsidiaries has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

                        Section 4.11.12    Disallowance of Interest Deductions.  None of the outstanding indebtedness of the Company or any of its Subsidiaries constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of Applicable Law.

                        Section 4.11.13    International Boycotts.  Neither the Company nor any of its Subsidiaries has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

                        Section 4.11.14    Tax Shelters.  Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2). If the Company or any of its Subsidiaries has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then it believes that it has either (x) substantial authority for the Tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the Tax treatment of such transaction.

                        Section 4.11.15    Spin-Offs.  Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and the stock of each of the Company and any of its Subsidiaries has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

                        Section 4.11.16    Deductibility of Payments.  To the Knowledge of the Company, there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its Subsidiaries (with respect to such employee’s relationship with the Company or any of its Subsidiaries, as applicable) that, individually or collectively, requires the payment by the Company or any of its Subsidiaries of any amount (i) that is not deductible under Section 162(a)(1) or 404 of the Code or (ii) that is an “excess parachute payment” pursuant to Section 280G of the Code.

                Section 4.12    Legal Proceedings  There are no legal, administrative, arbitral or other proceedings (including disciplinary proceedings), claims, suits, actions or governmental or regulatory investigations of any nature (collectively, “Proceedings”) of which the Company or any of its Subsidiaries has received written notice or that, to the Knowledge of the Company, are pending or threatened (i) against the Company, any of its Subsidiaries, any of the Company Assets or the Company Business or that challenge the validity or propriety of the transactions contemplated by this Agreement or by any of the Ancillary Agreements; (ii) involving any of the Company’s or any of its Subsidiaries’ products; or (iii) challenging the Company’s or any of its Subsidiaries’ right to use any products owned or licensed by any of the Company’s or its Subsidiaries’ vendors. There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company or any of its Subsidiaries or any of the Company Assets or the Company Business.

                Section 4.13    Compliance with Applicable Law.

                        Section 4.13.1    The Company and each of its Subsidiaries holds, and at all times has held, and at Closing will hold, all material licenses, franchises, decrees, permits and authorizations required under Applicable Law (collectively, “Permits”) for the lawful ownership, operation and use of the Company Assets and the conduct of the Company Business under and pursuant to, and has complied with each, and none of the Company or any of its Subsidiaries is in default under any Applicable Law relating to the Company or any of its Subsidiaries or any of their respective assets, properties or operations in any material respect, and there are no outstanding material violations of any of the above, and none of the Company nor any of its Subsidiaries has received notice asserting any such violation. The Company and each of its Subsidiaries have been and are in compliance with all Permits in all material respects. Section 4.13.1 of the Company Disclosure Schedule sets forth a true and complete list of all Permits currently held by the Company and each of its Subsidiaries.

                        Section 4.13.2    No Governmental Authority has provided notice to the Company or any of its Subsidiaries of, and, to the Knowledge of the Company, no Governmental Authority has otherwise initiated or threatened to commence, any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries or any of their respective officers, directors or employees in their capacity as such with the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such proceedings or investigations are contemplated. There is no unresolved deficiency, violation or exception claimed or asserted by any Governmental Authority with respect to any examination of any of the Company or any of its Subsidiaries.

                Section 4.14    Environmental Matters  The Company and each of its Subsidiaries (v) are in compliance with all, and are not subject to any liability, in each case with respect to any, applicable Environmental Laws, (w) hold or have applied for all Environmental Permits necessary to conduct their current operations, and (x) are in compliance with their respective Environmental Permits. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. Neither the Company nor any of its Subsidiaries (y) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or threatened with respect thereto, or (z) is an indemnitor in connection with any claim threatened or asserted by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials. Neither the Company nor any of its Subsidiaries uses any Hazardous Materials in the conduct or operation of the Company Business. None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

                Section 4.15    Properties.  The Company and each of its Subsidiaries has good and marketable title to, or valid leasehold interests in, all of its properties and assets. All such assets and properties, other than assets and properties in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Encumbrances, other than Permitted Encumbrances. Each of the Company and its Subsidiaries has complied in all material respects with the material terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and its Subsidiaries enjoy peaceful and undisturbed possession under all such leases. Section 4.15 of the Company Disclosure Schedule sets forth a complete list, as of November 30, 2003, of all real property and interests in real property owned or leased by the Company and a true and complete list of all personal property, equipment and fixtures (other than items or categories of items having a book value of less than $5,000 individually) owned by the Company, all of which personal property, equipment and fixtures are in good condition, normal wear and tear excepted.

                Section 4.16    Insurance.  Section 4.16 of the Company Disclosure Schedule includes a list of all policies of fire, liability, product liability, workmen’s compensation, health and other forms of insurance presently in effect with respect to the Company Business (the “Company Insurance Policies”), including the named insured(s) and all beneficiaries thereunder, true and complete copies of which have been delivered to, or made available for review by, Buyer. All Company Insurance Policies are valid, outstanding and enforceable policies and provide insurance coverage for the Company Assets and operation of the Company Business, of the kinds, in the amounts and against the risks required to comply with Applicable Law and/or any contractual or other obligations. Neither the Company nor any of its Subsidiaries has been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. No notice of cancellation or termination has been received with respect to any such policy. The activities and operations of the Company and each of its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of the Company Insurance Policies.

                Section 4.17    No Broker.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Company or any of its Affiliates in connection with this Agreement, any of the Ancillary Agreements or the transactions contemplated hereby or thereby. The Company has heretofore provided to Buyer a complete copy of all agreements between the Company and any broker, finder or similar intermediary pursuant to which such Person would be entitled to any payment relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements.

                Section 4.18    Absence of Certain Changes or Events.   Since September 30, 2003, there has not been any:

                        Section 4.18.1    Company Material Adverse Effect or any event or development that could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

                        Section 4.18.2    failure to operate the Company Business in the ordinary course so as to use all commercially reasonable efforts to preserve the Company Business intact and to preserve the continued services of the Company’s employees and the goodwill of suppliers, customers and others having business relations with the Company or its Subsidiaries;

                        Section 4.18.3    resignation or termination of any key employee or independent contractor, officer or manager, or any increase in the rate of compensation payable or to become payable to any officer or manager of the Company (other than general, regularly-scheduled reviews), including the making of any loan to, or the payment, grant or accrual of any bonus, incentive compensation, service award or other similar benefit to, any such Person, or the addition to, modification of, or contribution to any Employee Plan;

                        Section 4.18.4    sale, assignment, license, transfer or Encumbrance of any of the Company Assets, tangible or intangible, singly or in the aggregate, other than sales of products and services in the ordinary course of business and consistent with past practice;

                        Section 4.18.5    new Contracts, or extensions, modifications, terminations or renewals thereof, except for Contracts entered into, modified or terminated in the ordinary course of business and consistent with past practice or Contracts that are otherwise immaterial to the Company;

                        Section 4.18.6    change in accounting methods or practices by the Company or revaluation by the Company of any of the Company Assets, including writing off or establishing reserves with respect to inventory, notes or accounts receivable (other than for which adequate reserves have been previously established);

                        Section 4.18.7    damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the Company Assets, the Company Business or the prospects of the Company;

                        Section 4.18.8    declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any equity securities of the Company;

                        Section 4.18.9    failure to pay any material obligation of the Company when due;

                        Section 4.18.10    cancellation of any indebtedness or waiver of any rights of substantial value to the Company, except in the ordinary course of business and consistent with past practice;

                        Section 4.18.11    indebtedness incurred by the Company for borrowed money or any commitment to borrow money entered into by the Company, or any loans made or agreed to be made by the Company;

                        Section 4.18.12    acquisition of any equity interest in any other Person;

                        Section 4.18.13    adoption, modification or termination of any Employee Plan; or

                        Section 4.18.14    agreement by the Company directly or indirectly to do any of the foregoing.

                Section 4.19    Sufficiency of and Title to Assets.  The Company owns, and upon the consummation of the transactions contemplated by this Agreement Buyer or the Surviving Company will own, all right, title and interest in and to all of the properties, assets and rights of any kind, whether tangible or intangible, real or personal (including, without limitation, the Company’s Intellectual Property), necessary to enable the Company (prior to the Closing) and Buyer and the Surviving Company (after the Closing) to conduct the Company Business (the “Company Assets”), free and clear of any Encumbrances, other than Permitted Encumbrances. Except for those licenses, consents and payments set forth on Section 4.19 of the Company Disclosure Schedule, no licenses or consents from, or payments to, any Person are or will be necessary for Buyer to use any of the Company Assets in substantially the manner in which the Company and its Affiliates have used the Company Assets.  No restrictions will exist on Buyer’s right to sell, resell, license or sublicense any of the Company Assets or engage in the Company Business, nor will any such restrictions be placed on Buyer as a consequence of the Merger or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements.  The Company has sole right, title and interest in and to all of the assets on the Interim Period Unaudited Company Balance Sheet, free and clear of any Encumbrances, other than Permitted Encumbrances.

                Section 4.20    Potential Conflicts of Interest.  Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or any of its Subsidiaries:

                        Section 4.20.1    owns, directly or indirectly, any interest in (excepting less than one percent (1%) stock holdings for investment purposes in securities of publicly traded companies), or is an officer, director, employee or consultant of, any Person that carries on business in competition with the Company; or

                        Section 4.20.2    has any claim against, or owes any amount to, the Company, except for claims for salary, commissions, accrued vacation pay and accrued benefits under Employee Plans.

                Section 4.21    Transactions with Affiliates.  No Contract, understanding or arrangement between the Company or any of its Subsidiaries, on the one hand, and any of their respective directors, officer or security holders, on the other hand, will continue in effect subsequent to the Closing Date, except for such rights as pertain to such person as an employee of the Company or a holder of the Company’s equity securities. After the Closing, none of the Shareholders will have any interest in any Company Asset. None of the Shareholders provides any material services to the Company or its Subsidiaries other than in his or her capacity as an employee of the Company.

                Section 4.22     Governmental Regulation.  The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which is required to be registered under the Investment Company Act in order to engage in the transactions described in Section 7 of that Act. The Company is not a “broker” or “dealer” within the meaning of the Exchange Act. The Company does not act as investment adviser or subadviser to any “investment company,” as defined in the Investment Company Act, which is registered under such Act.

                Section 4.23    No Loss of Customers.  Since September 30, 2003, the Company has not suffered cancellations or non-renewals from any customer or group of related customers which accounted for three percent (3%) or more of the total dollar value of all revenue from enterprise customers under contract as of September 30, 2003. To the Knowledge of the Company, since September 30, 2003, there has been no material adverse change in the business relationship of the Company with any enterprise customer or distributor, and neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) communication regarding the intention of any enterprise customer or distributor to terminate its relationship with the Company or any of its Subsidiaries.

                Section 4.24    Books and Records.  The Company has made and kept (and given Buyer access to) its true, correct and complete books and records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of the Company Business. The minute books of the Company and its Subsidiaries previously delivered to Buyer materially, accurately and adequately reflect all action previously taken by the shareholders, board of directors and committees of the board of directors of the Company and its Subsidiaries. The copies of the stock book records of the Company previously delivered to Buyer in connection with Buyer’s due diligence are true, correct and complete, and accurately reflect all transactions effected in the Company’s equity securities through and including the date hereof. The Company has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the Company’s books and records.

                Section 4.25    Foreign Corrupt Practices Act.  Neither the Company, any of its Subsidiaries nor any predecessor nor, to the Knowledge of the Company, any agent, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries or any predecessor has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

                Section 4.26    Shareholder Vote Required.  The only votes of any class or series of the Company’s capital stock necessary to adopt or approve this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby are: (a) the affirmative vote of a majority of the shares of Common Stock, voting as a separate class and (b) the affirmative vote of more than 66 2/3% of the shares of Preferred Stock, voting as a separate class (collectively, the “Shareholder Consent”).

                Section 4.27    Information Supplied by the Company.

                        Section 4.27.1    The information supplied by the Company for inclusion in the application (the “Permit Application”) for issuance of a permit pursuant to Section 25121 of the California Corporate Securities Law of 1968, as amended (the “California Permit”) for the qualification of the Buyer Ordinary Shares to be issued in connection with the Merger shall not either at the time the fairness hearing is held before the Department of Corporations of the State of California or the time the qualification of such securities is effective under Section 25122 of the California Corporate Securities Law of 1968, as amended, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Buyer, Parent or Merger Sub which is contained in the Permit Application.

                        Section 4.27.2    If the parties prepare and file the Registration Statement, the information supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement or any amendments thereto is filed with the SEC or at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which such statements are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Buyer, Parent or Merger Sub which is contained in the Registration Statement.

                        Section 4.27.3    None of the information regarding the Company or any of its Subsidiaries supplied or to be supplied by the Company or any of its Subsidiaries for inclusion in any other documents to be filed with any Governmental Authority in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements will, at the respective times such documents are filed with any Governmental Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                Section 4.28    Material Misstatements and Omissions  No representations or warranties by the Company in this Agreement, any Ancillary Agreement nor any exhibit, certificate or schedule furnished to Buyer pursuant hereto or thereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading.

                Section 4.29    Reorganization Treatment.

                        Section 4.29.1    Assets.  At the Effective Time, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Effective Time. For purposes of this representation, amounts paid to dissenting Shareholders, amounts used by the Company to pay Merger expenses, amounts paid by the Company to redeem stock, securities, warrants or options of the Company as part of any overall plan of which the Merger is part, and amounts distributed by the Company to Shareholders (except for any regular, normal dividends) as part of an overall plan of which the Merger is a part, in each case will be treated as constituting assets of the Company immediately prior to the Effective Time.

                        Section 4.29.2    Business.  The Company currently conducts a business. Such business is the Company’s “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent Buyer from continuing the “historic business” of the Company or from using a “significant portion” of the Company’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulations Section 1.368-1(d).

                        Section 4.29.3    Redemptions and Distributions.  Neither the Company nor any Person related to the Company within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has purchased, redeemed or otherwise acquired, or made any distributions with respect to, any of the Company’s stock prior to or in contemplation of the Merger, or otherwise as part of a plan of which the Merger is a part.

                        Section 4.29.4    Continuity of Interest.  To the Knowledge of the Company, as of the date of this Agreement, the Buyer Ordinary Shares to be received by Shareholders in the Merger have a value of not less than forty-five percent (45%) of the aggregate value of the Transaction Consideration. To the Knowledge of the Company, as of the Effective Time, the Buyer Ordinary Shares received by Shareholders in the Merger shall have a value of not less than forty-five percent (45%) of the aggregate value as of such time of the Transaction Consideration. For purposes of determining the value of Buyer Ordinary Shares as of the date of this Agreement, Buyer Ordinary Shares shall be valued at the Initial Measurement Price. For purposes of determining the value of the Buyer Ordinary Shares as of the Effective Time, Buyer Ordinary Shares shall be valued based at the Closing Date Price.

                        Section 4.29.5    Investment Company.  The Company is not an investment company, as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

                        Section 4.29.6    Title 11.  The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

                        Section 4.29.7    Intercorporate Indebtedness.  At the Effective Time, there will be no intercorporate indebtedness existing between Buyer and the Company that was issued or acquired, or will be settled, at a discount.

                        Section 4.29.8    Liabilities.  The liabilities of the Company assumed by Merger Sub and the liabilities to which the transferred assets are subject were incurred by the Company in the ordinary course of its business.

                        Section 4.29.9    Value of Transferred Assets.  The fair market value of the assets of the Company transferred to Merger Sub will equal or exceed the sum of the liabilities assumed by Merger Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

                        Section 4.29.10    Merger Expenses.  The Company will pay its expenses, if any, incurred in connection with the Merger.

                        Section 4.29.11    United States Transferors.  To the Knowledge of the Company, United States transferors (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(v)) will receive, in the aggregate, fifty percent (50%) or less of the total voting power and total value of the stock of Buyer in the Merger.

                        Section 4.29.12    Ownership of Buyer Following the Merger.  To the Knowledge of the Company, not more than fifty percent (50%) of each of the total voting power and the total value of the stock of Buyer will be owned, in the aggregate, immediately after the merger by United States persons who are either officers or directors of the Company or who are “five-percent target shareholders.”  For this purpose, the term “five-percent target shareholder” means a person that owns at least five percent (5%) of either the total voting power or the total value of the stock of the Company immediately prior to the Merger. For this purpose, “United States person” means a citizen or resident of the United States, a domestic partnership, a domestic corporation or any estate or trust other than a foreign estate or trust (as such terms are defined in Section 7701 of the Code and the applicable Treasury Regulations).

                        Section 4.29.13    Five Percent Shareholder.  To the Knowledge of the Company, no Shareholder who is a United States person and receives Buyer Ordinary Shares in exchange for Common Stock in the Merger will own five percent (5%) or more of the stock of Buyer immediately after the Merger. For this purpose, such Shareholder is deemed to own stock in accordance with the rules set forth in Section 958 of the Code.

ARTICLE 5.
Representations and Warranties of Buyer, Parent and Merger Sub

                        As a material inducement to the Company to enter into this Agreement, each of Buyer, Parent and Merger Sub hereby represents and warrants to the Company as follows:

                Section 5.1    Organization.  Buyer is a company, duly organized and validly existing under the Laws of Israel. Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of California. Each of Buyer, Parent and Merger Sub has the corporate or limited liability company power and authority, as applicable, and each possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to carry on their respective businesses substantially in the manner as they are now being conducted and to own, lease and operate all of their respective properties and assets.

                Section 5.2    Authority; No Violation.

                        Section 5.2.1    Each of Buyer, Parent and Merger Sub has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which each of Buyer, Parent and Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Buyer, Parent and Merger Sub, and no other corporate action on the part of Buyer, Parent or Merger Sub is necessary to approve this Agreement or the Ancillary Agreements to which they are a party or authorize or consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which each of Buyer, Parent and Merger Sub is a party have been duly and validly executed and delivered by each of Buyer, Parent and Merger Sub (assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties hereto and thereto) constitute valid and binding obligations of each of Buyer, Parent and Merger Sub, enforceable against each of Buyer, Parent and Merger Sub in accordance with their terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and the availability of equitable relief (whether in proceedings at law or in equity).

                        Section 5.2.2    Neither the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party by each of Buyer, Parent and Merger Sub nor the consummation by Buyer, Parent or Merger Sub of the transactions contemplated hereby or thereby to be performed by Buyer, Parent or Merger Sub, nor compliance by Buyer, Parent or Merger Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the organizational documents of Buyer or Merger Sub or violate any provision of the certificate of incorporation or bylaws of Parent, (ii) (x) violate, conflict with or require any notice, filing, consent or approval under any material Applicable Law to which Buyer, Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties, contracts or assets are subject, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any Encumbrance upon the properties, contracts or assets of Buyer, Parent or Merger Sub under, or require any notice, approval or consent under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer, Parent Merger Sub or any of their respective Subsidiaries is a party, or by which Buyer, Parent Merger Sub or any of their respective Subsidiaries, or any of their respective properties or assets, may be bound or affected in any material respect.

                Section 5.3    Consents and Approvals.  Except for the filing of the Certificate of Merger with the Secretary of State of the State of California, the Fairness Approval and such filings as are required to be made under the HSR Act and the Exon-Florio Act, no consents or approvals of or filings or registrations with any Governmental Authority or any third party are necessary in connection with the execution and delivery by Buyer, Parent or Merger Sub of this Agreement and the Ancillary Agreements to which they are a party or the consummation by Buyer, Parent or Merger Sub of the transactions contemplated hereby or thereby.

                Section 5.4    No Broker.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, Buyer, Parent, Merger Sub or any of their respective Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

                Section 5.5    Valid Issuance of Buyer Ordinary Shares.  The Buyer Ordinary Shares to be issued by Buyer in connection with the Merger, when issued and paid for in accordance with the terms of this Agreement, will be (a) validly issued, fully paid, nonassessable and free of any preemptive rights or restrictions on trading on the NASDAQ National Market imposed by Israeli law or Buyer’s organizational documents in respect thereto and (b) assuming that the representations and warranties of the Company contained in Article 4 of this Agreement are true and correct, issued in compliance with all material applicable foreign, federal and state securities laws.

                Section 5.6    SEC Filings.  As of their respective filing dates, all of the forms, reports and documents filed by Buyer with the SEC since December 31, 2002 (collectively, the “Buyer SEC Filings”) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Buyer SEC Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Buyer SEC Filing.

                Section 5.7    Information Supplied by Buyer, Parent and Merger Sub.

                        Section 5.7.1    The information supplied by Buyer, Parent or Merger Sub for inclusion in the Permit Application for the qualification of the Buyer Ordinary Shares to be issued in connection with the Merger shall not either at the time the fairness hearing is held before the Department of Corporations of the State of California or the time the qualification of such securities is effective under Section 25122 of the California Corporate Securities Law of 1968, as amended, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Buyer, Parent or Merger Sub makes any representation, warranty or covenant with respect to any information supplied by the Company which is contained in the Permit Application.

                        Section 5.7.2    If the parties prepare and file the Registration Statement, the information supplied by Buyer, Parent or Merger Sub for inclusion in the Registration Statement shall not at the time the Registration Statement or any amendments thereto is filed with the SEC or at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which such statements are made, not misleading. Notwithstanding the foregoing, neither Buyer, Parent or Merger Sub makes any representation, warranty or covenant with respect to any information supplied by the Company which is contained in the Registration Statement.

                        Section 5.7.3    None of the information regarding Buyer, Parent, Merger Sub or any of their Subsidiaries supplied or to be supplied by Buyer, Parent, Merger Sub or any of their Subsidiaries for inclusion in any other documents to be filed with any Governmental Authority in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements will, at the respective times such documents are filed with any Governmental Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                Section 5.8    Material Misstatements and Omissions.  No representations or warranties by Buyer, Parent or Merger Sub in this Agreement, any Ancillary Agreement nor any exhibit, certificate or schedule furnished to the Company pursuant hereto or thereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading.

                Section 5.9    Reorganization Treatment.

                        Section 5.9.1    Intention Regarding Buyer Stock.  Except with respect to (i) open-market purchases of Buyer’s stock pursuant to a general stock repurchase program of Buyer that has not been created or modified in connection with the Merger or (ii) payments of cash in lieu of the issuance of fractional shares, neither Buyer nor any Person related to Buyer within the meaning of Treasury Regulation Sections 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to, redeem or otherwise acquire any of the stock of Buyer issued to the Shareholders pursuant to this Agreement following the Merger.

                        Section 5.9.2    Acquisitions of Company Shares.  Neither Buyer nor, to the knowledge of the Buyer, any person related to Buyer (within the meaning of Treasury Regulation Sections 1.368-1(e)(3), (e)(4) and (e)(5)) has acquired any Common Stock or Preferred Stock in contemplation of the Merger or otherwise as part of a plan of which the Merger is part.

                        Section 5.9.3    Control.  Buyer has no plan or intention to cause the Surviving Company, after the Merger, to issue additional shares of stock of the Surviving Company that would result in Buyer losing control of the Surviving Company within the meaning of Section 368(c) of the Code.

                        Section 5.9.4    Intention Regarding the Surviving Company.  Except for transfers of stock and assets described in Treasury Regulation Section 1.368-2(k) or transfers of stock of the Surviving Company to another subsidiary controlled by Buyer within the meaning of Section 368(c) of the Code, Buyer has no plan or intention to liquidate the Surviving Company; to merge the Surviving Company with or into another corporation; to sell or otherwise dispose of the stock of the Surviving Company; or, except for dispositions made in the ordinary course of business, to cause the Surviving Company to sell or otherwise dispose of any of its assets.

                        Section 5.9.5    Business.  Assuming the accuracy of the Company’s representation contained in Section 4.29.2 of this Agreement, Buyer will cause the Surviving Company to continue the Company’s historic business or use a significant portion of the Company’s historic business assets in a business. For purposes of this representation, Buyer will be deemed to satisfy the foregoing representation if (a) the members of Buyer’s qualified group (as defined in Treasury Regulation Section 1.368-1(d)(4)(ii)), in the aggregate, continue the historic business of the Company or use a significant portion of the Company’s historic business assets in a business, or (b) the foregoing activities are undertaken by a partnership as contemplated by Treasury Regulation Section 1.368-1(d)(4) (provided, however, that in the event that Section 4.30(b) is or has been breached, this Section 5.9.5 shall not be considered to be or have been breached).

                        Section 5.9.6    Investment Company.  Neither Buyer nor Merger Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

                        Section 5.9.7    Assets.  Assuming the accuracy of the Company’s representation contained in Section 4.29.1, at the Effective Time, the Surviving Company will hold at least 90 percent of the fair market value of the Company’s net assets and at least 70 percent of the fair market value of the Company’s gross assets and at least 90 percent of the fair market value of Merger Sub’s net assets and at least 70 percent of the fair market value of Merger Sub’s gross assets held immediately prior to the Effective Time. For purposes of this representation, amounts paid by the Company to dissenting the Shareholders, amounts used by the Company to pay Merger expenses, amounts paid by the Company to redeem stock, securities, warrants or options of the Company as part of any overall plan of which the Merger is a part, and amounts distributed by the Company to Shareholders (except for any regular, normal dividends) as part of an overall plan of which the Merger is a part, including, but not limited to, any indebtedness owed by the Shareholders to the Company that is forgiven as part of an overall plan of which the Merger is a part, in each case will be treated as constituting assets of the Company immediately prior to the Effective Time (provided, however, that in the event that Section 4.29.1 is or has been breached, this Section 5.9.7 shall not be considered to be or have been breached).

                        Section 5.9.8    Expenses.  Buyer, Parent and Merger Sub shall pay their respective expenses, if any, incurred in connection with the Merger. In the Merger, no liabilities of the Shareholders will be assumed by Buyer, and Buyer will not assume any Encumbrances or any similar liabilities relating to any Company Stock acquired by Buyer in the Merger.

                        Section 5.9.9    Intercorporate Indebtedness.  At the Effective Time, there will be no intercorporate indebtedness existing between Buyer, Parent or Merger Sub and the Company that was issued or acquired, or will be settled, at a discount.

                        Section 5.9.10    Active Trade or Business.  Buyer or a “qualified subsidiary” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(vii)) (a “Qualified Subsidiary”) or a “qualified partnership” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(viii)) (a “Qualified Partnership”) of Buyer has been engaged in an active trade or business outside of the United States, within the meaning of Treasury Regulation Sections 1.367(a)-2T(b)(2) and (3), for the entire 36-month period immediately before the Effective Time.

                        Section 5.9.11    Intention Regarding Active Trade or Business.  None of Buyer, any Qualified Subsidiary of Buyer or any Qualified Partnership of Buyer engaged in the active trade or business referred to in the immediately preceding representation has any intention to dispose of or discontinue such trade or business.

                        Section 5.9.12    Substantiality.  The fair market value of Buyer is at least equal to the fair market value of the Company (the “substantiality test”).  For this purpose:

                                Section 5.9.12.1    The value of Buyer will include assets acquired outside the ordinary course of business within the 36-month period prior to the Effective Time only if either of the following requirements is satisfied:  (x) both (i) at the Effective Time such assets or, as applicable, the proceeds therefrom, do not produce, and are not held for the production of, passive income as defined in Section 1296(b) of the Code and (ii) such assets are not acquired for the principal purpose of satisfying the substantiality test, or (y) such assets consist of stock of a Qualified Subsidiary or an interest in a Qualified Partnership.

                                Section 5.9.12.2    The value of Buyer will not include the value of the stock of any Qualified Subsidiary or an interest in any Qualified Partnership to the extent the value is attributable to assets acquired by such Qualified Subsidiary or Qualified Partnership outside of the ordinary course of business and within the 36-month period preceding the Merger unless those assets satisfy the requirements of subparagraph (a) immediately above; and

                                Section 5.9.12.3    The value of Buyer will not include the value of assets received within the 36-month period preceding the Effective Time notwithstanding subparagraph (a) above if such assets were owned by the Company or an affiliate of the Company (as defined in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)(B)(3)) at any time during such 36-month period.

                        Section 5.9.13    Tax Reporting.  After the Merger, Buyer will cause the Company to comply with the reporting requirements set forth in Treasury Regulation Sections 1.368-3 and 1.367(a)-3(c)(6) by attaching the required statement to each of the Company’s and its timely filed United States federal income Tax Returns for the taxable year in which the Merger occurs.

                        Section 5.9.14    Continuity of Interest.  To the Knowledge of Buyer, as of the date of this Agreement, the Buyer Ordinary Shares to be received by Shareholders in the Merger have a value of not less than forty-five percent (45%) of the aggregate value of the Transaction Consideration. To the Knowledge of Buyer, as of the Effective Time, the Buyer Ordinary Shares received by Shareholders in the Merger shall have a value of not less than forty-five percent (45%) of the aggregate value as of such time of the Transaction Consideration. For purposes of this Section 5.9.14, the value of Buyer Ordinary Shares as of the date of this Agreement and as of the Effective Time shall be determined in accordance with the principles set forth in Section 4.29.4 of this Agreement.

ARTICLE 6.
Covenants and Additional Agreements

                Section 6.1    Conduct of Business.  From the date of this Agreement through the earlier of the termination of this Agreement and the Closing, the Company shall carry on the operation of the Company Business in the ordinary course and substantially in accordance with past practice and shall use its best efforts not to take any action inconsistent with the provisions of this Agreement or any of the Ancillary Agreements. Except as expressly set forth in this Agreement or the Ancillary Agreements, the Company shall use its best efforts to maintain the present character and quality of the Company Business, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers and employees. Without limiting the generality of the foregoing, unless specifically consented to by Buyer in advance in writing, except as expressly set forth in this Agreement, the Ancillary Agreements or the Company Operating Plan, the Company and its Subsidiaries shall not:

                        Section 6.1.1    incur any indebtedness for borrowed or purchase money or letters of credit, or assume, guarantee, endorse (other than endorsements for deposit or collection in the ordinary course of business), or otherwise become responsible for obligations of any other Person in excess of $10,000 in the aggregate;

                        Section 6.1.2    issue (except pursuant to Company Options outstanding on the date of this Agreement and disclosed on Section 4.2.2 of the Company Disclosure Schedule, Company Warrants outstanding on the date of this Agreement and disclosed on Section 4.2.3 of the Company Disclosure Schedule and upon the conversion of shares of Preferred Stock issued and outstanding on the date of this Agreement and disclosed on Section 4.2.1 of the Company Disclosure Schedule) or commit to issue any shares of its capital stock or any other securities or any securities convertible into shares of its capital stock or any other securities, including, without limitation, any options to acquire capital stock;

                        Section 6.1.3    amend, waive or modify any terms of any Company Option or Company Warrant, including, without limitation, by directly or indirectly increasing or reducing the per share exercise price or the number of shares of Common Stock subject to any Company Option or Company Warrant;

                        Section 6.1.4    declare, set aside, make, pay or incur any obligation to pay any dividend or distribution on its capital stock (whether payable in cash, stock, property or a combination thereof) or enter into any voting agreement with respect to its capital stock;

                        Section 6.1.5    reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities;

                        Section 6.1.6    make any change to the Company’s articles of incorporation or bylaws, except for an amendment to the Company’s articles of incorporation made for the sole purpose of expressly providing that Holders of Company Stock shall be entitled to receive the Transaction Consideration set forth in this Agreement upon consummation of the Merger; provided, however, that such amendment shall not adversely affect Buyer;

                        Section 6.1.7    mortgage, pledge or otherwise encumber any Company Assets or sell, transfer, license or otherwise dispose of any Company Assets except for the sale or license of the Company’s products and services to customers in the ordinary course of business and consistent with the Company’s past practice;

                        Section 6.1.8    cancel, release or assign any indebtedness owed to it or any claims or rights held by it in excess of $5,000 individually or $50,000 in the aggregate;

                        Section 6.1.9    make any investment or commitment of a capital nature either by purchase of stock or securities, contributions to capital, business or product line acquisitions, property transfer or otherwise, or by the purchase of any property or assets of any other Person in excess of $10,000 in the aggregate;

                        Section 6.1.10    adopt a plan of partial or complete liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger) or otherwise permit its corporate existence to be suspended, lapsed or revoked;

                        Section 6.1.11    terminate any Contract, make any change in or waive or exercise any right under any Contract, or enter into or renew any Contract, other than (A) with respect to Contracts that do not include special pricing terms or require product modifications or (B) terminations, changes, waivers or exercises of rights under “click through” end user license agreements entered into between the Company and its customers in the ordinary course of business consistent with past practice;

                        Section 6.1.12    (A) enter into or modify any employment Contract, (B) change the status, title or responsibilities, including without limitation, termination or promotion, of any officer of the Company, or promote any Company Business Employee (who is not an officer as of the date of this Agreement) to an officer position; (C) pay any compensation to or for any Company Business Employee, officer or director other than in the ordinary course of business and pursuant to existing employment arrangements, (D) pay or agree to pay any bonus, incentive compensation, service award, severance, “stay bonus” or other like benefit, (E) enter into or modify any Employee Plan other than as required by Applicable Law;

                        Section 6.1.13    make any change in any method of accounting or accounting practice other than as required by GAAP, Applicable Law or any Governmental Authority;

                        Section 6.1.14    make or change any election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

                        Section 6.1.15    (A) prepay any long-term debt, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), (B) accelerate or delay the collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates on which the same would have been collected in the ordinary course of business consistent with past practice or (C) delay or accelerate the payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

                        Section 6.1.16    write up, write down or write off the book value of any Company Assets, except for depreciation and amortization or impairment of assets in accordance with GAAP consistently applied;

                        Section 6.1.17    make any individual cash payment in excess of $10,000 individually or $50,000 in the aggregate, other than payments made in the ordinary course of business (including, without limitation, payments for Taxes due and payments to the Company’s suppliers in the ordinary course of business);

                        Section 6.1.18    waive, release, assign, settle or compromise any material claims or settle any Proceeding;

                        Section 6.1.19    do any other act which would cause any representation or warranty of the Company in this Agreement to be or become untrue in any material respect or that is not in the ordinary course of business consistent with past practice;

                        Section 6.1.20    transfer to any Person any Intellectual Property, other than pursuant to end user license agreements to customers in the ordinary course of business consistent with past practice; or

                        Section 6.1.21    directly or indirectly take, agree to take or otherwise permit to occur any of the actions described in Sections 6.1.1 through 6.1.20.

                Section 6.2    Confidentiality and Announcements.

                        Section 6.2.1    The parties to this Agreement hereby agree to be bound by and comply with the provisions set forth in the Non-Disclosure Agreement, the provisions of which are hereby incorporated herein by reference. Effective upon, and only upon, the Closing (or, if no Closing ever occurs, upon the date which is two (2) years after the date of this Agreement), Buyer’s obligations under the Non-Disclosure Agreement shall terminate.

                        Section 6.2.2     Subject to Section 6.2.1 of this Agreement, the parties to this Agreement shall consult with each other as to the form, substance and timing of any press release or other public disclosure related to this Agreement or the transactions contemplated hereby and no such press release or other public disclosure shall be made without the consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that the parties may make such disclosure to the extent permitted and subject to the provisions of the Non-Disclosure Agreement.

                Section 6.3    Access by Buyer.   Subject to the terms of the Non-Disclosure Agreement, from the date of this Agreement through the Closing Date, the Company shall, and shall cause each of its directors, officers, employees and representatives to, afford Buyer and its representatives reasonable access upon reasonable notice and at all reasonable times to the Company Business for the purpose of inspecting the same, and to its directors, officers, employees and representatives, properties, books and records, Contracts and Company Assets, and shall furnish Buyer and its representatives, upon reasonable notice and in a timely manner, all financial, operating and other data and information as Buyer or its Affiliates, through their respective representatives, may reasonably request.

                Section 6.4    Notification of Certain Matters.  The Company shall give prompt notice to Buyer of (i) the occurrence, or failure to occur, of any event that would be likely to cause any representation or warranty of the Company contained in this Agreement or in any Ancillary Agreement to which it is a party to be untrue or inaccurate in any material respect and (ii) any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. The Company shall promptly notify Buyer of any default, the threat or commencement of any Proceeding, or any development that occurs before the Closing that could reasonably be expected to result in a Company Material Adverse Effect.

                Section 6.5    Acquisition Proposals.  From the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated pursuant to Section 9.1 hereof, neither the Company nor any of its directors, officers, agents, employees, Affiliates or representatives will directly or indirectly: (i) solicit, encourage, initiate, entertain, substantively review or participate in any negotiations or discussions with respect to any offer or proposal (formal or informal, oral, written or otherwise) to acquire all or any part of the Company, whether by purchase of assets, exclusive license, joint venture formation, purchase of stock, business combination or otherwise (an “Acquisition Proposal”), (ii) disclose any information not customarily disclosed to any Person concerning the Company and which the Company believes would be used for the purposes of formulating any Acquisition Proposal, (iii) assist, cooperate with, facilitate or encourage any Person to make any Acquisition Proposal (directly or indirectly), (iv) agree to, enter into a contract regarding, approve, recommend or endorse any transaction involving any Acquisition Proposal, or (v) authorize or permit any of the Company’s representatives to take any such action. From the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated pursuant to Section 9.1 hereof, the Company shall notify Buyer promptly of any proposal or offer (formal or informal, oral, written or otherwise), or any inquiry or contact with any Person with respect thereto, regarding any Acquisition Proposal, such notice to include the identity of the Person proposing such Acquisition Proposal and the terms thereof, and shall keep Buyer apprised, on a current basis, of the status of any such Acquisition Proposal and of any modifications to the terms thereof.

                Section 6.6    Fairness Hearing; Registration of Shares.  Buyer, Merger Sub and the Company shall each take all steps necessary or desirable, utilize all commercially reasonable efforts and cooperate with one another in every way to obtain as promptly as practicable the approval of the Commissioner of the California Department of Corporations (the “Commissioner”) of the fairness (the “Fairness Approval”) of the terms and conditions of the issuance of the Buyer Ordinary Shares as contemplated by this Agreement after a hearing held pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and the rules of the Commissioner thereunder. The Company shall promptly notify Buyer if the Company becomes aware that one of its shareholders intends to dissent or object to the Merger and the transactions contemplated hereby at such hearing. If for any reason whatsoever the Commissioner does not render the Fairness Approval of the terms and conditions of the Merger and the issuance of the Buyer Ordinary Shares as contemplated by this Agreement (or if Buyer determines in its reasonable judgment not to pursue such a hearing; provided that Buyer shall consult with the Company prior to making such determination), the parties hereto agree to take all steps necessary and desirable, utilize all commercially reasonable efforts and cooperate with one another in every way to have the Buyer Ordinary Shares to be issued in the Merger registered with the SEC on Form F-4 or a successor registration form (the “Registration Statement”) by filing with the SEC as promptly as practicable after the decision to utilize the Registration Statement is made, the Registration Statement with respect to the Buyer Ordinary Shares to be issued in connection with the Merger, which shall be in form and substance satisfactory to Buyer (but with advance copies provided to the Company for its review and comment, which such comments shall be promptly conveyed by the Company).  Each of Buyer and the Company shall use all commercially reasonable efforts to respond to any comments of the SEC to the Registration Statement.  Each of Buyer and the Company shall notify the other promptly of the receipt of any comments from the SEC to the Registration Statement and of any request by the SEC for amendments or supplements to the Registration Statement or additional information, and will supply the other party with copies of all correspondence between such party or any of its representatives and the SEC with respect to the Registration Statement.  As promptly as practicable after any comments to the Registration Statement are received from the SEC, Buyer shall file with the SEC an amendment to the Registration Statement and Buyer and the Company shall use all commercially reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.  Whenever any event occurs that is required to be set forth in an amendment or supplement to the Registration Statement, Buyer or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC and/or mailing to shareholders of the Company, such amendment or supplement.

                Section 6.7    Company Shareholder Approval; Shareholder Meeting.  The Company shall use its commercially reasonable efforts to obtain the Shareholder Consent. Without limiting the generality of the foregoing, as promptly as practicable following Buyer’s receipt of the Fairness Approval and the California Permit, the Company shall submit this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, to the Company’s shareholders for approval and adoption at a meeting of the Company’s shareholders, which shall be called and held in accordance with the CGCL and the Company’s articles of incorporation and bylaws. The materials submitted to the Company’s shareholders in connection with such meeting shall be subject to review and approval by Buyer and shall include information regarding the Company, the terms of this Agreement and the Merger and the unanimous recommendation of the Company’s board of directors that the Company’s shareholders vote their shares in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

                Section 6.8    Application for Listing of Buyer Ordinary Shares on NASDAQ.  Buyer shall use its commercially reasonable efforts to cause the Buyer Ordinary Shares to be issued in connection with the Merger to be authorized for listing on the NASDAQ National Market, subject to official notice of issuance.

                Section 6.9    Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement and the Ancillary Agreements, the board of directors of the Company shall use commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the Merger and such other transactions contemplated by this Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms set forth in this Agreement and the Ancillary Agreements and otherwise act to eliminate the effects of any Takeover Statute on the Merger and any of the other transactions contemplated by this Agreement and the Ancillary Agreements.

                Section 6.10    Further Assurances.  Upon the terms and subject to the conditions contained in this Agreement, the parties hereby agree, in each case both before and after the Closing, (i) to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) to use their respective commercially reasonable efforts to cause the Merger to qualify, and not take any actions which to their knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code, (iii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and thereunder and (iv) to cooperate, to the extent practicable, with each other in connection with the foregoing. Without limiting the generality of the foregoing, the parties agree to use their respective commercially reasonable efforts (A) to promptly seek to obtain any necessary consents (including, without limitation, the making of all filings required to be made under the HSR Act, the Exon-Florio Act and/or with any U.S. or foreign Governmental Authority with respect to this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby), (B) to give all notices to, and make all registrations and filings with third parties, including submissions of information requested by U.S. and foreign Governmental Authorities and (C) to fulfill all other conditions to this Agreement. Notwithstanding the foregoing, (y) no amendment or modification shall be made to any Contract to obtain any required consent in response to the request of a U.S. or foreign Governmental Authority without the prior written consent of Buyer and (z) no party hereto or any of their respective Affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement, the Ancillary Agreements, the Merger or any of the other transactions contemplated hereby or thereby. Each party shall deliver customary closing certificates and representations for the purpose of facilitating delivery of the opinions of counsel contemplated by this Agreement.

                Section 6.11    Employee Matters.

                        Section 6.11.1    Following the Effective Time, Buyer may enroll those current Company Business Employees who will be retained by the Surviving Company following the Closing (each a “Retained Company Employee”) in Buyer’s “employee benefit plans” as defined in Section 3(3) of ERISA or other plans, arrangements or agreements providing benefits to U.S. employees (or to any dependent or beneficiary thereof) of Buyer, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option plans, policies, programs, practices or arrangements (each a “Buyer Benefit Plan”) made available to Buyer’s U.S. employees generally. The date of Buyer’s enrollment of Retained Company Employees in the Buyer Benefit Plans, if ever, may vary with respect to each Buyer Benefit Plan, but shall hereafter be referred to with respect to each Buyer Benefit Plan as the “Benefit Plan Enrollment Date.”  During the period between the Effective Time and the Benefit Plan Enrollment Date, if any, for a Buyer Benefit Plan, each Retained Company Employee shall remain enrolled and eligible to participate, to the substantially similar extent permitted prior to the Effective Time, in the relevant Company Benefit Plans.

                        Section 6.11.2    To the extent any Retained Company Employee is, or becomes, eligible to participate in any Buyer Benefit Plans after the Effective Time, Buyer shall, or shall cause the Surviving Company to:  (i) give such Retained Company Employee service credit for their employment with the Company for eligibility and vesting purposes (but not benefit accrual) under all applicable Buyer Benefit Plans, as if such service has been performed with Buyer; (ii) give credit to each Retained Company Employee for earned but unused vacation and accrued vacation; (iii) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plan of Buyer to be waived with respect to Retained Company Employees and their eligible dependents and (iv) give each Retained Company Employee credit for the plan year in which the Benefit Plan Enrollment Date occurs toward applicable deductions and annual out-of-pocket limits for expenses incurred prior to the Benefit Plan Enrollment Date for which payment has been made.

                        Section 6.11.3    Unless Buyer and the Company agree otherwise in writing, the board of directors of the Company shall adopt resolutions terminating, effective at least two (2) days prior to the Closing Date, any Employee Plan which is intended to meet the requirements of Section 401(k) of the Code (each such Employee Plan, a “401(k) Plan”).  At the Closing, the Company shall provide Buyer (i) executed resolutions of the board of directors of the Company authorizing such termination and (ii) if required, an executed amendment to each such 401(k) Plan intended to assure compliance with all applicable requirements of the Code and regulations thereunder.

                Section 6.12    Expenses.  At least three (3) Business Days prior to the Closing Date, the Company shall provide to Buyer an itemized and complete list (the “Company Transaction Expenses List”) of all direct expenses of the Company incurred by the Company in connection with the negotiation and preparation of this Agreement, the Ancillary Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby, including any amounts relating to any legal, accounting and any other transaction fees (collectively, “Company Transaction Expenses”).  The Company shall pay the Company Transaction Expenses prior to the Closing. Any Company Transaction Expenses in excess of $200,000 in the aggregate, as well as any Company Transaction Expenses that are not set forth on the Company Transaction Expenses List (any such excess or unlisted Company Transaction Expenses, the “Excess Company Transaction Expenses”), shall be paid to Buyer out of the Escrow Consideration pursuant to Section 10.2.1.4 of this Agreement on a dollar-for-dollar basis, which payment shall not be subject to the limitations set forth in Article 10 of this Agreement.  Except as expressly provided otherwise in this Agreement, the parties shall each bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the Ancillary Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby.

                Section 6.13    Reservation of Buyer Ordinary Shares Issuable Upon Exercise of Assumed Options; Registration on Form S-8.  Prior to the Closing Date, Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of Buyer Ordinary Shares for issuance upon the exercise of the Assumed Options. Within thirty (30) days after the Closing Date, Buyer shall file with the SEC a registration statement on Form S-8 or a successor registration form with respect to the Buyer Ordinary Shares issuable upon the exercise of the Assumed Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) and maintain the current status of the prospectus(es) referred to therein for so long as any Assumed Options remain outstanding.

ARTICLE 7.
Tax Matters

                Section 7.1    Tax Periods Ending on or Before the Closing Date.  Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date.

                Section 7.2    Cooperation on Tax Matters.  Buyer and the Escrow Participant Representative agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

                Section 7.3    Reorganization Matters.

                        Section 7.3.1    The parties intend the Merger to qualify as a reorganization under Section 368(a) of the Code. However, neither Buyer nor the Company makes any representation or warranty to the other or to any Shareholder regarding the Tax treatment of the Merger or whether the Merger will qualify as a reorganization under Section 368(a) of the Code. Each of the Company, the Shareholders and Buyer acknowledges that it is relying on its own advisors in connection with the Tax treatment of the Merger and the other transactions contemplated by this Agreement. The Company, the Shareholders and Buyer each agree to use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any actions which to their knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under Section 368(a) of the Code.

                        Section 7.3.2    This Agreement has been adopted as a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Buyer and the Company shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

                Section 7.4    Certain Taxes.  Except as expressly set forth in this Section 7.4, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by Applicable Law, Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall (i) provide Buyer with evidence satisfactory to Buyer that such Transfer Taxes have been paid by the Shareholders and (ii) use their commercially reasonable efforts to provide Buyer at Closing with a clearance certificate or similar document(s) which may be required by any state Taxing authority to relieve Buyer of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.  Buyer shall pay (and shall not withhold pursuant to Section 2.12 of this Agreement) any Israeli transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with the issuance of the Stock Consideration and any actual or deemed transfer of assets from the Company to Merger Sub in connection with this Agreement.

                Section 7.5    FIRPTA Certificate.  On or prior to the Closing Date, the Company shall have delivered to Buyer a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Buyer along with written authorization for Buyer to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing of the Merger.

                Section 7.6    Characterization of Payments.  Any payments made to any Buyer Indemnitees pursuant to Section 10.2 of this Agreement shall constitute an adjustment of the consideration paid for the Common Stock and Preferred Stock, as applicable, for Tax purposes and shall be treated as such by the parties on their Tax Returns to the extent permitted by Law.

                Section 7.7    Carrybacks.  The parties agree and acknowledge that any net operating losses or similar Tax attribute of the Company and its Subsidiaries is an asset of the Company and its Subsidiaries that (subject to any applicable limitations imposed by Law) is being acquired by Buyer pursuant to the Merger, and that the Company and its Subsidiaries shall not elect to carryback any such Tax attributes to Tax periods of the Company and its Subsidiaries prior to the Closing Date or otherwise act so as to limit the ability of Buyer to use such attributes subsequent to the Merger.

ARTICLE 8.
Conditions To Obligations

                Section 8.1    Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party hereto to consummate the transactions provided for hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

                        Section 8.1.1    The waiting period applicable to the Merger under the HSR Act and any waiting period applicable to the Merger under the Exon-Florio Act shall have been terminated or shall have expired, all approvals under antitrust regulatory filings in any jurisdiction that shall be necessary or determined by Buyer and the Company to be reasonably desirable shall have been obtained, and there shall be no commitment by Buyer, the Company or any of their respective Subsidiaries to any Governmental Authority not to close the transactions contemplated hereby before a date certain.

                        Section 8.1.2    No Proceeding by any Governmental Authority shall have been instituted and remain in effect which questions the validity or legality of the transactions contemplated hereby and which could reasonably be expected to adversely affect the Company Business or the Company Assets if the transactions contemplated hereby are consummated. There shall not be any Applicable Law or Court Order that enjoins or makes the transactions contemplated hereby illegal or otherwise prohibited.

                        Section 8.1.3    The Fairness Approval shall have been obtained or, if the Fairness Approval has not been obtained, then the Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order (or similar action) suspending the effectiveness of the Registration Statement shall have been issued (or taken) by the SEC, as applicable.

                        Section 8.1.4    Any other governmental or regulatory notices or approvals required under any Applicable Law to carry out the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained and the parties shall have complied with all Applicable Laws applicable to the transactions contemplated by this Agreement and the Ancillary Agreements.

                Section 8.2    Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the transactions provided for hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Company:

                        Section 8.2.1    Each of (i) the representations and warranties of Buyer, Parent and Merger Sub contained in this Agreement that are qualified by Buyer Material Adverse Effect shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and (ii) the representations and warranties of Buyer, Parent and Merger Sub contained in this Agreement that are not so qualified (including, without limitation, those which are qualified by the phrase “material”) shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date).

                        Section 8.2.2    Each of Buyer, Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement and each Ancillary Agreement to which it is a party to be performed or complied with by it in all material respects on or prior to the Effective Time.

                        Section 8.2.3    Each of Buyer, Parent and Merger Sub shall have tendered for delivery the documents and other items to be delivered by such parties pursuant to Article 3 of this Agreement.

                Section 8.3    Conditions to the Obligations of Buyer, Parent and Merger Sub to Effect the Merger.  The respective obligations of Buyer, Parent and Merger Sub to consummate the transactions provided for hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Buyer, Parent or Merger Sub:

                        Section 8.3.1    Each of (i) the representations and warranties of the Company contained in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and (ii) the representations and warranties of the Company contained in this Agreement that are not so qualified (including, without limitation, those which are qualified by the phrase “material”) shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date).

                        Section 8.3.2    The Company shall have performed or complied with all agreements and covenants required by this Agreement and each Ancillary Agreement to which it is a party to be performed or complied with by it in all material respects on or prior to the Effective Time.

                        Section 8.3.3    The Company shall have tendered for delivery the documents and other items to be delivered by the Company pursuant to Article 3 of this Agreement.

                        Section 8.3.4    Each of the Shareholder Support Agreements, Employment Agreements and Non-Competition Agreements executed and delivered contemporaneously with the execution and delivery of this Agreement shall remain in full force and effect.

                        Section 8.3.5    The Company shall have received all Permits and consents by Governmental Authorities that are required for the consummation of the transactions contemplated hereby and any consents by third parties to each of the agreements set forth on Section 8.3.5 of the Company Disclosure Schedule that are required for the consummation of the transactions contemplated hereby.

                        Section 8.3.6    Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

                        Section 8.3.7    This Agreement shall have been adopted, and the Merger and the other transactions contemplated hereby shall have been approved, by the requisite vote or consent of the Company’s shareholders.

                        Section 8.3.8    All Company Warrants shall have been exercised or canceled.

                        Section 8.3.9    All of the individuals set forth on Exhibit N-1 hereto and not less than seventy-five percent (75%) of the individuals set forth on Exhibit N-2 hereto shall have accepted offers of employment with the Surviving Company, provided that each such individual is offered compensation no less favorable than such individual’s current terms of employment with the Company (other than with respect to employee benefits, which shall be provided in accordance with the terms of the Buyer Benefit Plans).

                        Section 8.3.10   No more than five percent (5%) of the shares of Company Stock (calculated on an as-converted to Common Stock basis) as of the Closing Date shall be Company Dissenting Shares.

ARTICLE 9.
Termination

                Section 9.1    Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

                        Section 9.1.1    by mutual written consent of Buyer, Parent, Merger Sub and the Company;

                        Section 9.1.2    by Buyer, Parent and Merger Sub or the Company if (i) any court of competent jurisdiction or other Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by April 30, 2004 (the “Outside Date”); provided, however, that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

                        Section 9.1.3    by Buyer, Parent and Merger Sub if there shall have been (i) a breach by the Company of any of its representations or warranties contained in this Agreement, or if any such representation or warranty shall have become untrue, or (ii) a breach or nonperformance by the Company of any of its covenants or agreements contained in this Agreement, such that, in the case of either (i) or (ii) above, the conditions set forth in Section 8.3.1 and 8.3.2 would not be satisfied; provided, however, that if such breach, inaccuracy or nonperformance is curable by the Company through the exercise of its commercially reasonable efforts within fifteen (15) Business Days after notice to Buyer (the “Company Cure Period”), then Buyer, Parent and Merger Sub may not terminate this Agreement pursuant to this Section 9.1.3 prior to the expiration of the Company Cure Period (it being understood and agreed that the Company shall promptly notify Buyer of any such breach, inaccuracy or nonperformance and shall continue to exercise commercially reasonable efforts to cure such breach, inaccuracy or nonperformance during the Company Cure Period);

                        Section 9.1.4    by Buyer, Parent and Merger Sub if the approval by the shareholders of the Company required for the consummation of the Merger or the other transactions contemplated hereby or by the Ancillary Agreements shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of the shareholders of the Company or at any adjournment thereof due to the existence of an Acquisition Proposal (other than the Merger);

                        Section 9.1.5    by Buyer, Parent and Merger Sub or the Company (i) if the Closing Measurement Price is less than 50% of the Initial Measurement Price or (ii) if the Closing Measurement Price is greater than 150% of the Initial Measurement Price; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this clause (ii) if Buyer agrees to issue the same number of Buyer Ordinary Shares to each Holder of Common Stock in connection with the Merger as it would be obligated to issue under Article 2 of this Agreement if the Closing Measurement Price were 150% of the Initial Measurement Price;

                        Section 9.1.6    by the Company if, based on a decline in the market price of the Buyer Ordinary Shares between the date of this Agreement and the Closing Date, the Company reasonably determines that the Merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1.6 if Buyer agrees to adjust the relative amounts of Stock Consideration and Cash Consideration such that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. For purposes of determining whether the Merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code as a result of a decline in the market price of Buyer Ordinary Shares between the date of this Agreement and the Closing Date, the parties agree that the Merger will not fail to so qualify if the value of the Buyer Ordinary Shares received by Shareholders in the Merger (determined in accordance with the principles set forth in the last sentence of Section 4.29.4 of this Agreement) equals not less than forty-five percent (45%) of the aggregate value of the Transaction Consideration as of the Closing Date;

                        Section 9.1.7    by the Company if there shall have been (i) a breach by Buyer, Parent or Merger Sub of any of their representations or warranties contained in this Agreement, or if any such representation or warranty shall have become untrue, or (ii) a breach or nonperformance by Buyer, Parent or Merger Sub of any of their covenants or agreements contained in this Agreement, such that, in the case of either (i) or (ii) above, the conditions set forth in Section 8.2.1 and 8.2.2 would not be satisfied; provided, however, that if such breach, inaccuracy or nonperformance is curable by Buyer, Parent or Merger Sub through the exercise of its commercially reasonable efforts within fifteen (15) Business Days after notice to Buyer (the “Buyer Cure Period”), then the Company may not terminate this Agreement pursuant to this Section 9.1.7 prior to the expiration of the Buyer Cure Period (it being understood and agreed that Buyer shall promptly notify the Company of any such breach, inaccuracy or nonperformance and shall continue to exercise commercially reasonable efforts to cure such breach, inaccuracy or nonperformance during the Buyer Cure Period);

                Section 9.2    Effect of Termination.

                        Section 9.2.1    In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect and there shall be no liability on the part of any party hereto or its Affiliates, directors, officers or stockholders except as set forth in Section 6.12, this Section 9.2 and Article 11 hereof, each of which shall survive the termination of this Agreement. Nothing contained in this Section 9.2 shall relieve any party from liability for any breach of this Agreement.

                        Section 9.2.2    In the event that this Agreement is terminated by Buyer, Parent and Merger Sub pursuant to Section 9.1.4, then the Company shall pay to Buyer a termination fee of Seven Million Six Hundred Fifty Thousand Dollars ($7,650,000) within two (2) Business Days after such termination.

ARTICLE 10.
Indemnification

                Section 10.1    Survival of Representations, Warranties and Covenants.  All of the representations and warranties set forth in this Agreement or in any instrument executed and delivered in fulfillment of the requirements of this Agreement shall survive the Closing until the Expiration Date. All covenants or other agreements contained in this Agreement shall survive the Closing indefinitely or for such lesser period of time as may be specified herein.

                Section 10.2    Indemnification by the Escrow Participants.

                        Section 10.2.1    Indemnification by the Escrow Participants.  From and after the Closing Date, each of the Escrow Participants shall, severally in proportion to their respective Pro Rata Shares and not jointly, indemnify and hold Buyer, Parent, Merger Sub, the Company and each of their Subsidiaries, and each of their respective officers, directors, employees, members, stockholders, agents and representatives (“Buyer Indemnitees”) harmless from and against all losses, damages, liabilities, claims, demands, obligations, deficiencies, payments, judgments, settlements, costs, Tax Costs and expenses of any nature whatsoever (including the costs and expenses of any and all investigations, actions, suits, proceedings, demands, assessments, judgments, orders, settlements and compromises relating thereto, and reasonable attorneys’, accountants’, experts’ and other fees and expenses in connection therewith (“Losses”) resulting from, arising out of, or due to, directly or indirectly, any of the following (but excluding any Excludable Patent Counterclaim Losses):

                                Section 10.2.1.1    Any inaccuracy or misrepresentation in, or breach or nonfulfillment of, any representation or warranty of the Company, or any breach or nonfulfillment of any covenant of the Company, contained in this Agreement, in any schedule delivered hereunder by the Company, or in any certificates delivered by the Company pursuant to this Agreement;

                                Section 10.2.1.2    Any of the matters set forth on Section 10.2.1.2 of the Company Disclosure Schedule;

                                Section 10.2.1.3    Any Company Free Cash Shortfall;

                                Section 10.2.1.4    Any Excess Company Transaction Expenses;

                                Section 10.2.1.5    With respect to each Company Dissenting Share, any payments made by Buyer in respect of any demands for appraisal of such Company Dissenting Share to the extent such payments exceed the net amount ultimately paid with respect to a share of Company Stock of the same class and series that is not a Company Dissenting Share pursuant to this Agreement following completion of operation of this Article 10 and the Escrow Agreement, each Buyer Ordinary Share being valued for such purpose at the Closing Measurement Price, plus the reasonable fees and expenses of Buyer incurred in connection with the defense of such demands; and

                                Section 10.2.1.6    Any claims by any Person other than the parties to this Agreement arising out of such Person’s ownership or claim of ownership of any equity securities of the Company.

                        Section 10.2.2    Offset; Waiver.  For purposes of this Section 10.2:

                                Section 10.2.2.1    In the event that a Buyer Indemnitee wishes to make any indemnification claim under this Section 10.2, such Buyer Indemnitee shall provide written notice of such claim (an “Indemnification Notice”) to the Escrow Agent and the Escrow Participant Representative. Any such notice shall, to the extent practicable, set forth in reasonable detail the basis for the claim and shall include a good faith determination of the estimated amount of the claim. Thereafter, the Escrow Participant Representative shall have twenty (20) Business Days following the Escrow Participant Representative’s receipt of the Indemnification Notice in which to deliver notice of objection to such claim to the Buyer Indemnitee and the Escrow Agent. If no objection notice is given, then the claim in the amount alleged by the Buyer Indemnitee in the Indemnification Notice shall be deemed to be valid and indemnifiable pursuant hereto, and the Buyer Indemnitee shall be entitled to offset the full amount of such claim against the Escrow Consideration. No offset shall be permitted if the relevant claim is timely disputed as set forth above, unless and until its validity is finally resolved. In the event that the Buyer Indemnitee is entitled to offset as a result of the final resolution of the validity of such claim, such Buyer Indemnitee shall provide written notice (the “Resolved Claim Notice”) of such offset to the Escrow Agent and the Escrow Participant Representative.  Within five (5) Business Days after receipt of the Resolved Claim Notice, the Escrow Agent shall deliver to such Buyer Indemnitee an amount of Escrow Consideration equal to the amount of such offset.  Each Escrow Participant shall be severally liable for the dollar amount equal to the product of (x) the dollar amount set forth in such Resolved Claim Notice multiplied by (y) such Escrow Participant’s Pro Rata Share, but in no event greater than the remaining amount of the Escrow Consideration attributable to such Escrow Participant; provided, however, that in the event the Resolved Claim Notice involves a claim by a Buyer Indemnitee for indemnification pursuant to Section 10.2.1.1 of this Agreement for breach of the Company’s representations and warranties contained in Sections 4.2.2 or 4.2.4 of this Agreement, and the amount of the offset remains unfulfilled after payment of the Escrow Consideration, then each Escrow Participant shall be severally liable for the delivery to such Buyer Indemnitee, in cash, of the dollar amount equal to the product of (x) the dollar amount of the offset remaining after payment of the Escrow Consideration multiplied by (y) such Escrow Participant’s Pro Rata Share; and provided further, that in no event shall an Escrow Participant’s aggregate liability for money damages pursuant to Section 10.2.1.1 of this Agreement for breach of the Company’s representations and warranties contained in Sections 4.2.2 or 4.2.4 of this Agreement exceed the total Transaction Consideration received by such Escrow Participant pursuant to this Agreement (for purposes of these provisos, any Resolved Claim Notice involving such claim for indemnification shall be deemed the last Resolved Claim Notice paid following resolution of all claims).  With respect to each Escrow Participant, such Escrow Participant’s Pro Rata Share of the claim set forth in the Resolved Claim Notice shall be offset as follows:  first, against the Escrow Cash then remaining in the Escrow Account that is attributable to such Escrow Participant and second, if and to the extent that the amount of Escrow Cash then remaining in the Escrow Account that is attributable to such Escrow Participant is insufficient to satisfy such Escrow Participant’s Pro Rata Share of the claim set forth in the Resolved Claim Notice, against the Escrow Shares then remaining in the Escrow Account that are attributable to such Escrow Participant, valued at the Closing Measurement Price.

                                Section 10.2.2.2    The obligations of the Escrow Participants to indemnify the Buyer Indemnitees pursuant to this Section 10.2 are personal to the Escrow Participants and are assumed in light of the consideration they are to receive at the Closing hereunder, and each Escrow Participant waives any rights and releases all Buyer Indemnitees from any claims or assertions of cross-indemnification or contribution from any Buyer Indemnitees, whether arising in law or in equity from and after the Closing, as a result of such Escrow Participant’s payment, coverage or assumption of any Losses incurred by Buyer or the Company pursuant to this Section 10.2, including any claims or contribution in respect of any attorneys’ fees and expenses incurred by such Escrow Participant in defending against, or seeking contribution or recovery arising from, its, his or her indemnification obligations under this Section 10.2.

                Section 10.3    Indemnification by Buyer.  From and after the Closing Date, Buyer shall indemnify and hold each of the Escrow Participants harmless from and against all Losses resulting from, arising out of, or due to, directly or indirectly, any of the following:

                        Section 10.3.1    Any inaccuracy or misrepresentation in, or breach or nonfulfillment of, any representation or warranty of Buyer, Parent or Merger Sub, or any breach or nonfulfillment of any covenant of Buyer, Parent or Merger Sub, contained in this Agreement, in any schedule delivered hereunder by Buyer, Parent or Merger Sub, or in any certificates delivered by Buyer, Parent or Merger Sub pursuant to this Agreement; and

                        Section 10.3.2    Any claims arising solely out of the conduct or operation of the Company Business after the Closing Date.

                Section 10.4    Procedures for Third-Party Claims.

                         Section 10.4.1    Third-Party Claims.  In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under Section 10.2 or 10.3 hereof in respect of, arising out of or involving a claim made by any Person against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party in writing of the Third-Party Claim promptly following receipt by such Indemnified Party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except and only to the extent the indemnifying party demonstrates that it has been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the indemnifying party, as promptly as practicable following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim that are not separately addressed to the indemnifying party.

                        Section 10.4.2    Assumption.  If a Third-Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the Indemnified Party. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party shall not be liable to the Indemnified Party for any reasonable legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense; provided, however, that the indemnifying party shall bear the reasonable fees and expenses of such separate counsel (i) if the parties to any such action or proceeding (including impleaded parties) include any of the Shareholders and representation of both parties would, in the reasonable opinion of counsel for the Indemnified Party, be inappropriate due to a conflict of interest or (ii) if the indemnifying party shall not have employed counsel (other than counsel that is reasonably objected to by the Indemnified Party) within a reasonable time after the Indemnified Party has given notice of the institution of a Third-Party Claim in compliance with Section 10.4.1 hereof.  The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the indemnifying party has not assumed the defense thereof, provided, however, that such counsel is not reasonably objected to by the indemnifying party.  If the indemnifying party chooses to defend or prosecute a Third-Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include, to the extent within the control of each such Indemnified Party, the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld).  If the indemnifying party assumes the defense of a Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim (and, with respect to indemnification by the Escrow Participants, for which the Escrow Consideration then remaining in the Escrow Account is sufficient to satisfy the entire settlement, compromise or discharge), which releases the Indemnified Party completely in connection with such Third-Party Claim and that would not otherwise materially adversely affect the Indemnified Party.

                Section 10.5    Termination of Indemnification Obligations.  The obligations to indemnify and hold harmless any Person pursuant to Sections 10.2 and 10.3 hereof shall terminate on the Expiration Date; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a bona fide claim by delivering a notice of such claim pursuant to Sections 10.2.2 or 10.4 hereof to the indemnifying party.

                Section 10.6    Limitations on Indemnity; Maximum Liability.

                        Section 10.6.1    Notwithstanding the foregoing, the Escrow Participants shall not be obligated to indemnify any Buyer Indemnitee pursuant to Section 10.2.1.1 of this Agreement unless and until the aggregate of all Losses suffered by all Buyer Indemnitees under this Agreement exceeds $250,000 (the “Threshold Amount”), whereupon, provided that the other requirements of this Article 10 have been complied with, the amount of all such Losses, and all subsequent Losses, shall become due and payable; provided, however, that the Threshold Amount shall not apply to the representations and warranties of the Company set forth in Sections 4.1, 4.2, 4.4.1, 4.4.2(i), 4.9, 4.11, 4.14 and 4.29 of this Agreement.

                        Section 10.6.2    Except in the case of torts or criminal activity and except as set forth in the provisos in Section 10.2.2.1 of this Agreement, the aggregate liability of each Escrow Participant for money damages under this Agreement shall be limited to the product of (x) the Escrow Consideration multiplied by (y) such Escrow Participant’s Pro Rata Share.

                        Section 10.6.3    For all purposes under this Agreement, Losses shall be calculated net of any Tax Benefits actually realized by Buyer or any of its Subsidiaries on account of such Losses following the payment of any and all amounts pursuant to this Article 10.

ARTICLE 11.
Miscellaneous

                Section 11.1    Entire Agreement.  This Agreement (including the Company Disclosure Schedule, any other exhibits, schedules, certificates, lists and documents referred to herein, and any documents executed by the parties simultaneously herewith or pursuant thereto), the Ancillary Agreements and the Non-Disclosure Agreement constitute the entire agreement of the parties hereto, except as provided herein, and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

                Section 11.2    Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or a Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

                Section 11.3    Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broadly as is enforceable.

                Section 11.4    Notices.  Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered in person, (b) transmitted by telecopy (with written confirmation), (c) mailed by certified or registered mail (return receipt requested) (in which case such notice shall be deemed given on the third (3rd) day after such mailing, but only if deposited at a U.S. Postal Service office in California) or (d) delivered by an express courier (with written confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                                If to Buyer, Parent or Merger Sub or to the Company after the Closing Date:

Check Point Software Technologies Ltd. 3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel Facsimile: +972-3-575-9256 Attention: Chief Financial Officer

With copies (which shall not constitute notice) to:

Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 Facsimile: (650) 463-2600 Attention: Christopher L. Kaufman, Esq.

and

Naschitz, Brandes & Co. 5 Tuval Street Tel Aviv 67897 Israel Facsimile: +972-3-623-5005 Attention: Hanina Brandes, Esq.

                                If to the Company before the Closing Date:

Zone Labs, Inc. 475 Brannan St., Suite 300
San Francisco, California 94107
Facsimile: (415) 633-4501 Attention: Chief Executive Officer

                                With a copy (which shall not constitute notice) to:

Gray Cary Ware & Freidenrich LLP 2000 University Avenue East Palo Alto, California 94303 Facsimile: (650) 833-2001 Attention: Peter M. Astiz, Esq.

                                If to the Escrow Participant Representative:

Gregor Freund 26 Vulcan Stairway San Francisco, California 94114
Facsimile: (415) 723-7297

                                With a copy (which shall not constitute notice) to:

Gray Cary Ware & Freidenrich LLP 2000 University Avenue East Palo Alto, California 94303 Facsimile: (650) 833-2001 Attention: Peter M. Astiz, Esq.

                Section 11.5    Binding Effect; Persons Benefiting; No Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No provision of this Agreement is intended or shall be construed to confer upon any entity or Person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. This Agreement may not be assigned by any of the parties hereto; provided, however, that Buyer may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to (i) a wholly owned Subsidiary of Buyer, in which event all of the rights and powers of Buyer and remedies available to Buyer under this Agreement shall extend to and be enforceable by such Subsidiary (provided that Buyer remains jointly and severally liable with such assignee for any obligations of Buyer hereunder after such assignment) or (ii) any Person who acquires Buyer, whether by way of merger or the purchase of all of Buyer’s outstanding capital stock or substantially all of Buyer’s assets.  In the event of any such assignment and delegation, the term “Buyer” as used in this Agreement shall be deemed to refer to such Subsidiary or successor of Buyer, as the case may be, where reference is made with respect to actions to be taken with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and shall be deemed to include both Buyer and such Subsidiary or successor of Buyer, as the case may be, where appropriate.

                Section 11.6    Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

                Section 11.7    Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                Section 11.8    Governing Law.  THIS AGREEMENT, THE LEGAL RELATIONS BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF CALIFORNIA WITHOUT REGARD TO APPLICABLE CHOICE OF LAW PROVISIONS THEREOF.

                Section 11.9    Consent to Jurisdiction.  Except as otherwise expressly provided in any of the Ancillary Agreements, each of the parties hereto hereby irrevocably and unconditionally submits to the jurisdiction of any state court of the State of California and any federal court sitting in San Francisco or San Jose, California and irrevocably agrees that all actions or proceedings arising out of or relating to this agreement or the transactions contemplated hereby or in aid or arbitration or for enforcement of an arbitral award shall be litigated exclusively in such courts. Each of the parties hereto agrees not to commence any legal proceedings related hereto except in such courts. Each of the parties hereto irrevocably waives any objection which he or it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                Section 11.10    Attorneys’ Fees.  If any proceeding relating to this Agreement or any of the Ancillary Agreements or the enforcement of any provision hereof or thereof is brought against any party to this Agreement, the prevailing party in such suit or proceeding shall be entitled to recover its reasonable attorneys’ fees, costs and disbursements incurred in the course of such proceeding, in addition to any other relief to which the prevailing party may be entitled.

                Section 11.11    Tax Disclosure Authorization.  Notwithstanding anything to the contrary set forth herein or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, the parties acknowledge and agree that any obligations of confidentiality contained herein and therein shall not apply to the Tax treatment and Tax structure of the transaction upon the earlier to occur of (i) the date of the public announcement of discussions relating to the transaction, (ii) the date of the public announcement of the transaction, or (iii) the date of the execution of this Agreement, all within the meaning of Treasury Regulations Section 1.6011-4; provided however, that each party recognizes that the privilege each has to maintain, in its sole discretion, the confidentiality of a communication relating to any such transaction, including a confidential communication with its attorney or a confidential communication with a federally authorized Tax practitioner under Section 7525 of the Code, is not intended to be affected by the foregoing.

[Signature Page Follows]

                        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CHECK POINT SOFTWARE
TECHNOLOGIES LTD., an Israeli company

By: /s/ Eyal Desheh
———————————————
Name: Eyal Desheh
Title: Chief Financial Officer

CHECK POINT SOFTWARE
TECHNOLOGIES, INC., a Delaware corporation

By: /s/ Jerry Ungerman
———————————————
Name: Jerry Ungerman
Title: President

ZANZIBAR ACQUISITION, L.L.C., a California
limited liability company

By: /s/ John Slavitt
———————————————
Name: John Slavitt
Title: General Counsel and Secretary of Check
Point Software Technologies, Inc, its sole
member

ZONE LABS, INC., a California corporation

By: /s/ Gregor Freund
———————————————
Name: Gregor Freund
Title: Chief Executive Officer